02033429

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

~~FORM 10~~-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 File Number 000-22054

COMMUNITY BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

South Carolina
(State or Other Jurisdiction of Incorporation or Organization)

57-0966962
(IRS Employer Identification Number)

791 Broughton St., Orangeburg, South Carolina 29115
(Address of Principal Executive Office, Zip Code)

Registrant's Telephone Number, Including Area Code: (803) 535-1060

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, No Par Value – American Stock Exchange
(Title of Class) - (Name of each exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X. No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

The aggregate market value voting and non-voting common equity held by non-affiliates on March 7, 2002 was approximately $32,236,000. As of March 7, 2002 there were 3,299,674 shares of the Registrant's Common Stock, no par value, outstanding. For purposes of the foregoing calculation only, all directors and executive officers of the Registrant have been deemed affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the 2002 Annual Meeting of Shareholders – Part III

ARS
P.E.
12/31/01
RECD S.E.C.
APR 1 7 2002
PROCESSED
MAY 0 9 2002
THOMSON
FINANCIAL

10-K TABLE OF CONTENTS

* Incorporated by reference to Registrant's Proxy Statement for 2002 Annual Meeting of Shareholders

PART I

Item 1. Description of Business

Form of organization

Community Bankshares, Inc. (CBI) is a South Carolina corporation and a bank holding company. CBI commenced operations on July 1, 1993, upon effectiveness of the acquisition of the Orangeburg National Bank as a wholly owned subsidiary. In June 1996 CBI acquired all the stock of Sumter National Bank, which is also a wholly owned subsidiary. In July 1998 CBI acquired all the stock of Florence National Bank, which is also a wholly owned subsidiary.

Orangeburg National Bank (the Orangeburg bank) is a national bank, chartered in 1987, operating from two offices located in Orangeburg, South Carolina.

Sumter National Bank (the Sumter bank) is a national bank, chartered in 1996, operating from two offices located in Sumter, South Carolina.

Florence National Bank (the Florence bank) is a national bank, chartered in 1998, operating from one office located in Florence, South Carolina.

In November 2001 CBI acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company. The mortgage company operates as a wholly owned subsidiary of the holding company and is now named Community Resource Mortgage Inc.

Business of banking

The Orangeburg, Sumter and Florence banks (hereafter referred to as the Banks) offer a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. The Federal Deposit Insurance Corporation insures deposits up to applicable limits. Most of the Banks' deposits are attracted from individuals and small businesses.

The Banks offer secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial and consumer purposes. Consumer loans include: car loans, home equity improvement loans secured by first and second mortgages, personal expenditure loans, education loans, and the like. Commercial loans include short-term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. The Banks do not and will not discriminate against any applicant for credit on the basis of race, color, creed, sex, age, marital status, familial status, handicap, or derivation of income from public assistance programs.

Other services offered by the Banks include safe deposit boxes, night depository service, VISA and Master Card charge cards (through a correspondent), tax deposits, sale of U.S. Treasury bonds, notes and bills and other U. S. government securities (through a correspondent), and twenty-four hour automated teller service. Each of the Banks has ATMs and they are all part of the Star and Cirrus networks.

The mortgage company provides a wide variety of one to four family residential mortgage products in the Columbia, Sumter and Anderson, South Carolina markets. Management expects that these products will augment those currently available through the Banks.

Competition

The market for financial institutions in Orangeburg, Sumter, and Florence is highly competitive. Banks generally compete with other financial institutions through the banking services and products offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. The Banks encounter strong competition from most of the financial institutions in their market areas.

The market area for the Orangeburg bank generally encompasses an area extending nine miles around the city of Orangeburg. The market area for the Sumter bank generally encompasses the county of Sumter. The market area for the Florence bank generally encompasses the city of Florence. In the conduct of certain banking business, the Banks also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds, and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the Banks. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services, such as international banking and trust services, that the Banks do not provide. The Banks believe, however, that their relatively small size permits them to offer more personalized services than many of their competitors. The Banks attempt to compensate for their lower lending limits by participating larger loans with other institutions, often with each other.

Most of the other financial institutions in the Orangeburg, Sumter, and Florence areas are branch offices of large, regional banks. At June 30, 2001, there were eight financial institutions competing with the Corporation in the city of Orangeburg, seven financial institutions competing with the Corporation in Sumter County, and 18 financial institutions competing with the Corporation in the city of Florence. At June 30, 2001, the Orangeburg bank had the second largest deposit base in the city of Orangeburg. At June 30, 2001, the Sumter bank had the fifth largest deposit base in Sumter County. At June 30, 2001, the Florence bank had the eighth largest deposit base in the city of Florence. Each of the Corporation's subsidiary banks increased its market share in 2001.

Dependence on Major Customers

The Banks do not consider themselves dependent on any single customer or small group of customers, either in the deposit or lending areas.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of CBI and the Banks.

As discussed below under the caption "Recent Legislation", Congress has recently adopted extensive changes in the laws governing the financial services industry. Among the changes adopted are creation of the financial holding company, a new type of bank holding company with powers that greatly exceed those of standard holding companies, and creation of the financial subsidiary, a subsidiary that can be used by national banks to engage in many, though not all, of the same activities in which a financial holding company may engage. The legislation also establishes the concept of functional regulation whereby the various financial activities in which financial institutions engage are overseen by the regulator with the relevant regulatory experience. Neither CBI nor the Banks has yet made a decision as to how to adapt the new legislation to its use. Accordingly, the following discussion relates to the supervisory and regulatory provisions that apply to CBI and the Banks as they currently operate.

Regulation of Bank Holding Companies

General

As a bank holding company registered under the Bank Holding Company Act ("BHCA"), CBI is subject to the regulations of the Federal Reserve. Under the BHCA, CBI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits CBI from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits CBI from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located.

Additionally, the BHCA prohibits CBI from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking-related activities.

As discussed below under "Recent Legislation", a bank holding company that meets certain requirements may now qualify as a financial holding company and thereby significantly increase the variety of services it may provide and the investments it may make.

CBI is also subject to limited regulation and supervision by the South Carolina State Board of Financial Institutions. A South Carolina bank holding company may be required to provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries. Furthermore, pursuant to applicable law and regulations, the Company must receive approval of, or give notice to (as applicable) the State Board prior to engaging in the acquisition of banking or non-banking institutions or assets.

Obligations of Holding Company to its Subsidiary Banks

A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policies that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's shareholders', pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

Capital Adequacy Guidelines for Bank Holding Companies and National Banks

The various federal bank regulators, including the Federal Reserve and the FDIC, have adopted risk-based and leverage capital adequacy guidelines assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off balance sheet exposures, as adjusted for credit risks. The capital guidelines and CBI's capital position are summarized in Note 20 to the Financial Statements, contained elsewhere in this report. All three of the Banks are considered well capitalized.

Failure to meet capital guidelines could subject the banks to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

The risk-based capital standards of both the Federal Reserve Board and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agencies as a factor in evaluating a bank's capital adequacy. The Federal Reserve Board also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

Payment of Dividends

CBI is a legal entity separate and distinct from the Banks. Most of the revenues of CBI result from dividends paid to CBI by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by CBI to its shareholders.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by CBI and the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Banks, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Certain Transactions by CBI with its Affiliates

Federal law regulates transactions among CBI and its affiliates, including the amount of the Banks' loans to or investments in nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

Because Orangeburg National Bank's, Sumter National Bank's, and Florence National Bank's deposits are insured by the Bank Insurance Fund of the FDIC ("BIF"), the Banks are subject to semiannual insurance assessments imposed by the FDIC. Since January 1, 1997, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both Savings Association Insurance Fund ("SAIF") insured and BIF insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC is currently assessing BIF-insured deposits an additional 1.26 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.30 basis points per $100 of deposits, to cover those obligations. The FICO assessment will continue to be adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of the Banks

Orangeburg National Bank, Sumter National Bank, and Florence National Bank are also subject to examination by the OCC bank examiners. In addition, the Banks are subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. The Banks' loan operations are subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the Banks are subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The Banks are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Safety and Soundness Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized."

A bank that is "undercapitalized" becomes subject to provisions of the Federal Deposit Insurance Act ("FDIA") restricting payment of capital distributions and management fees; requiring the OCC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the OCC move promptly to take over banks that are unwilling or unable to take such steps.

Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions described in the previous paragraph.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegel-Neal"), CBI and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. Rieglel-Neal also provides that, in any state that has not previously elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies can consolidate their multistate bank operations into a single bank subsidiary and branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out-of-state bank.

The Riegel-Neal Act, together with legislation adopted in South Carolina, resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger customers. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, the Banks do not generally attempt to compete for the banking relationships of large corporations, but concentrate their efforts on small to medium-sized businesses and on individuals. CBI believes its Banks have competed effectively in this market segment by offering quality, personal service.

Legislative Proposals

Other proposed legislation which could significantly affect the business of banking has been introduced or may be introduced in Congress from time to time. CBI cannot predict the future course of such legislative proposals or their impact on CBI should they be adopted.

Recent Legislation

On November 12, 1999, the President signed the Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place. The Act removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information. Most of the provisions of the Act require the applicable regulators to adopt regulations in order to implement these provisions, and a significant number of regulations have already been adopted.

Under provisions of the new legislation, which were effective March 11, 2000, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation creates a new type of bank holding company called a "financial holding company" which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

The legislation also creates another new type of entity called a "financial subsidiary." A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank's investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. The bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, the bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other.

The Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the Act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve Board is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the Act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, the Act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The Act also establishes a minimum federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions.

CBI anticipates that the Act and the regulations adopted pursuant to the Act will be likely to create new opportunities for it to offer expanded services to customers in the future, though CBI has not yet determined what the nature of the expanded services might be or when CBI might find it feasible to offer them. CBI further expects that the Act will increase competition from larger financial institutions that are currently more capable than CBI of taking advantage of the opportunity to provide a broader range of services. However, CBI continues to believe that its commitment to providing high quality, personalized service to customers will permit it to remain competitive in its market area.

Fiscal and Monetary Policy

Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of CBI are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on CBI cannot be predicted.

Employees

At December 31, 2001 the Corporation employed 126 full time equivalent employees. Management believes that its employee relations are excellent.

Item 2. Description of Property

The Corporation's Orangeburg bank owns land located at 1820 Columbia Road NE, in Orangeburg, South Carolina, where the Orangeburg bank maintains its main office. The Bank operates from a one-story building of approximately 7,000 square feet.

The Orangeburg bank also owns a building, which was previously a branch of the bank, at the corner of Broughton and Glover Streets in Orangeburg. The Orangeburg bank currently rents this facility to the Corporation for office space. In June 1999 the Bank moved into a new branch facility located adjacent to the old building. This new branch office is approximately 6,500 square feet.

The foregoing properties are owned in fee simple by the Orangeburg bank.

The Corporation's Sumter bank has fee simple title to land and a one-story 6,500 square foot building located at 683 Bultman Drive, in Sumter, South Carolina, where the Sumter bank maintains its main office.

The Corporation's Sumter bank opened a branch bank on West Liberty Street in Sumter in February 2002. The branch is a one-story building of approximately 3,600 square feet. The approximate cost of the building is $705,000. The land, approximately one acre, is being leased under a noncancellable operating lease for an initial term of twenty years. The details of the lease are discussed in Note 6 to the financial statements contained elsewhere in this report.

The Florence bank is leasing approximately 1.7 acres of land located at 2009 Hoffmeyer Road in Florence, South Carolina. This land is the site of the main office for Florence National Bank. The details of the lease are discussed in Note 6 to the financial statements contained elsewhere in this report. The Corporation has constructed a one-story building for the Florence bank of approximately 7,500 share feet on the leased site.

See Note 6 to the Corporation's audited financial statements included in this report for further information about the lease terms.

Item 3. Legal Proceedings

The Company, the Banks and the mortgage company are from time to time subject to legal proceedings in the ordinary course of their business. No proceedings were pending at December 31, 2001, that management believes would have a material adverse effect on the Company or its subsidiaries.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted for a vote of the security holders during the fourth quarter of 2001.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

The Corporation's shares of Common Stock are traded on the American Stock Exchange (the AMEX) under the ticker symbol SCB.

The following table summarizes the range of high and low prices for the Corporation's Common Stock as reported on the American Stock Exchange for each quarterly period over the last two years.

Sales price of the Corporation's Common Stock

Quarter ended	High	Low
Mar. 31, 2000	$12.88	$10.88
June 30, 2000	$12.50	$10.75
Sept. 30, 2000	$12.56	$11.13
Dec. 31, 2000	$11.87	$10.56
Mar. 31, 2001	$11.25	$10.20
June 30, 2001	$11.49	$10.65
Sept. 30, 2001	$12.60	$10.30
Dec. 31, 2001	$13.20	$11.00

The above amounts have been restated for a five-percent stock dividend paid on January 31, 2000.

During 2001 the Corporation had a stock sales volume of 133,900 shares compared to 181,500 shares in 2000.

There were 1,925 holders of record of the Corporation's Common Stock (no par value) as of December 31, 2001 compared to 1,891the prior year.

During 2001, The Corporation authorized and paid quarterly cash dividends totaling 28 cents per share. The total cost of these dividends was $904,000 or 23% of after tax profits. During 2000 The Corporation authorized and paid quarterly cash dividends totaling 22 cents per share. The total cost of these dividends was $645,000 or 20% of after tax profits. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

The current source of dividends to be paid by the Corporation is the dividends received from its banking subsidiaries. Accordingly, the laws and regulations that govern the payment of dividends by national banking associations may restrict the Corporation's ability to pay dividends. National banks may pay dividends only out of present and past earnings with numerous limitations designed to ensure that the Banks have adequate capital to operate safely and soundly (See Item 1. Description of Business – Supervision and Regulation – Payment of Dividends). At December 31, 2001 the Banks could pay up to $5,936,000 in dividends without special approval of the Comptroller of the Currency.

In connection with the acquisition of Resource Mortgage, Inc. in the fourth quarter of 2001, the Company issued an aggregate of 95,454 shares of its common stock to shareholders of Resource Mortgage, Inc. At December 31, 2001, 63,640 of such shares were held in escrow by Orangeburg National Bank pending satisfaction of conditions to release set forth in the acquisition agreement. Issuance of such shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because no public offering was involved.

Item 6. Selected Financial Data

The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 1997 through December 31, 2001.

For the years ended December 31,	2001	2000	1999	1998	1997
Financial Condition					
Investment securities	$43,707	$53,566	$43,936	$34,148	$32,452
Net loans receivable	227,075	192,653	155,152	116,336	90,811
Total assets	318,617	273,323	228,030	182,281	134,574
Total deposits	255,433	218,811	184,364	147,630	117,167
Long-term obligations	20,280	20,350	19,420	9,490	1,060
Stockholders' equity	$27,547	$23,139	$20,245	$19,659	$13,037
Earnings Summary					
Interest income	$21,201	$20,203	$15,388	$12,320	$9,820
Interest expense	(10,261)	(9,975)	(6,958)	(5,554)	(4,374)
Net interest income	10,940	10,228	8,430	6,766	5,446
Provision for loan losses	(650)	(688)	(612)	(484)	(358)
Other operating income	3,584	1,966	1,479	1,055	768
Other operating expenses	(7,810)	(6,552)	(6,066)	(5,107)	(4,004)
Net income before taxes	6,064	4,954	3,231	2,230	1,852
Income taxes	(2,156)	(1,807)	(1,049)	(663)	(636)
Net income	**$3,908**	**$3,147**	**$2,182**	**$1,567**	**$1,216**
Per share data *					
Basic earnings per share	$1.21	$0.99	$0.68	$0.52	$0.44
Diluted earnings per share	$1.20	$0.98	$0.68	$0.51	$0.43
Dividends per share	$0.28	$0.22	$0.19	$0.15	$0.14

*Per share information is adjusted for a 5% stock dividend paid on Jan. 31, 2000

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

INTRODUCTION

The discussion and data presented below analyze major factors and trends regarding the financial condition and results of operations of Community Bankshares Inc. and its subsidiaries for the three year period ended December 31, 2001.

Forward Looking Statements

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as 'forward looking statements' for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend,", "expect," "believe," "anticipate," "plan," and similar expressions identify forward-looking statements. The Corporation cautions readers that forward looking statements, including without limitation, those relating to the Corporation's future business prospects, ability to successfully integrate recent and proposed acquisitions, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Corporation's reports filed with the Securities and Exchange Commission.

Business of the Corporation

Community Bankshares Inc. is a bank holding company. CBI now owns three banking subsidiaries: Orangeburg National Bank, Sumter National Bank, and Florence National Bank; and a mortgage company subsidiary, Community Resource Mortgage, Inc. ("CRM"), which was acquired in November 2001. CBI provides item and data processing and other technical services for its banking subsidiaries. The consolidated financial report for 2001 represents the operations of the holding company and its three banks and its newly acquired mortgage company. Parent-only financial statements are presented in the footnotes to the consolidated financial statements.

Orangeburg National Bank is a national banking association and commenced operations in November 1987. It operates two offices in Orangeburg, South Carolina. Sumter National Bank is a national banking association and commenced operations in June 1996. It operates two offices in Sumter, South Carolina. Florence National Bank is a national banking association and commenced operations in July 1998. It operates one office in Florence, South Carolina. The banks provide commercial banking services in their respective communities. Their primary customer markets are consumers and small to medium size businesses.

Community Resource Mortgage is a South Carolina corporation which commenced business in 1996, and was acquired by the Corporation in 2001. It is a mortgage company that provides a variety of one to four family residential mortgage products from offices in Columbia, Sumter and Anderson, South Carolina.

Also in late November 2001 the Corporation entered into an agreement to acquire the common stock of Ridgeway Bancshares Inc., the holding company for the Bank of Ridgeway. The agreement provides for the Corporation to issue 1,000,000 shares of its stock and $4,000,000 cash in exchange for 100% of the stock of Ridgeway. The transaction must be approved by two-thirds of the shareholders of both companies, as well as various regulators. Shareholder meetings for both companies have been scheduled for April 2002. CBI anticipates completion of the transaction by July 1, 2002

Stock Dividend

On January 31, 2000 the Corporation effected a five-percent stock dividend. All references to per share information contained in this discussion have been adjusted accordingly.

DISTRIBUTION OF ASSETS AND LIABILITIES

The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 2001, 2000 and 1999.

Years ended December 31,	2001			2000			1999		
Assets	Average Balance	Interest Income/ Expense (1)	Yields/ Rates (1)	Average Balance	Interest Income/ Expense (1)	Yields/ Rates (1)	Average Balance	Interest Income/ Expense (1)	Yields/ Rates (1)
				(Dollar amounts in thousands)					
Interest bearing deposits	$4,044	$161	3.98%	$1,024	$64	6.25%	$1,937	$101	5.21%
Investment securities taxable	37,751	2,167	5.74%	47,377	3,025	6.38%	39,856	2,458	6.17%
Investment securities--tax exempt	766	29	5.74%	807	32	6.01%	783	30	5.81%
Federal funds sold	19,095	734	3.84%	6,670	430	6.45%	10,967	555	5.06%
Loans receivable (2)	211,901	18,110	8.55%	179,654	16,652	9.27%	139,215	12,244	8.80%
Total interest earning assets	273,557	21,201	7.75%	235,532	20,203	8.58%	192,758	15,388	7.98%
Cash and due from banks	9,305			8,582			8,896		
Allowance for loan losses	(2,655)			(2,186)			(1,692)		
Premises and equipment	4,614			4,564			4,549		
Goodwill	149			0			0		
Other assets	3,036			3,232			2,251		
Total assets	$288,006			$249,724			$206,762		
Liabilities and Shareholders' Equity									
Interest bearing deposits									
Savings	$38,194	$1,117	2.92%	$33,445	$1,358	4.06%	$28,321	943	3.33%
Interest bearing transaction accounts	26,917	264	0.98%	21,039	329	1.56%	17,417	269	1.54%
Time deposits	136,938	7,494	5.47%	119,949	6,905	5.76%	96,761	4,901	5.07%
Total interest bearing deposits	202,049	8,875	4.39%	174,433	8,592	4.93%	142,499	6,113	4.29%
Short term borrowing	7,533	237	3.15%	4,501	218	4.84%	5,210	170	3.26%
FHLB advances	19,899	1,149	5.77%	19,385	1,165	6.01%	12,335	675	5.47%
Total interest bearing liabilities	229,481	10,261	4.47%	198,319	9,975	5.03%	160,044	6,958	4.35%
Noninterest bearing demand deposits	31,643			28,531			26,124		
Other liabilities	1,799			1,421			978		
Shareholders' equity	25,083			21,453			19,616		
Total liabilities and shareholders' equity	$288,006			$249,724			$206,762		
Interest rate spread (3)			3.28%			3.55%			3.64%
Net int. income and net yield on earning assets (4)		$10,940	4.00%		$10,228	4.34%		$8,430	4.37%

1. Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2. Nonaccruing loans are included in the average loan balances and income from such loans is recognized on a cash basis. Loans fees are immaterial.
3. Total interest earning assets yield less total interest bearing liabilities rate.
4. Net yield equals net interest income divided by total interest earning assets.

Earnings Performance, 2001 compared to 2000

The Corporation's net income was $3,908,000 or $.1.21 per share in 2001. This compares to $3,147,000 or $.99 per share in 2000, an increase of $761,000, or 24.2%.

This increase in earnings resulted from improved profit at all three banks. Earnings at the Sumter bank increased to $1,184,000 in 2001 from $908,000 in 2000, an increase of 30.4% or $276,000. Earnings at the Orangeburg bank increased to $2,507,000 in 2001 from $2,243,000 in 2000, an increase of 11.8% or $264,000. Earnings at the Florence bank increased to $154,000 in 2001 from $78,000 in 2000, an increase of 97.4% or $76,000.

On November 1, 2001 the Corporation acquired Community Resource Mortgage in a purchase transaction. Resource earned $172,000 for the two month period ended December 31, 2001.

Interest Income and Interest Expense, 2001 compared to 2000

The Corporation's interest income and interest expense were substantially influenced by the extraordinary interest rate environment during 2001. When the year began the prime lending rate was at 9.5%, by year end the rate had fallen to 4.75%, a fifty percent decline in market rates within twelve months.

The Corporation's interest income increased slightly in 2001 from 2000. In 2001 the Corporation earned $21,201,000 in total interest income, up from the prior year's $20,203,000. This represented a $998,000 or a 4.9% increase. This growth was the result of increased volume of earning assets at the banks, which more than offset the reduction in rates.

Interest bearing deposits in other banks contributed $161,000 to interest income in 2001, up from $64,000 the prior year, an increase of $97,000 or 152%. In 2001 the Corporation had an average of $4,044,000 in interest bearing deposits, up from the prior year's $1,024,000, an increase of $3,020,000 or 295%. The average yield on these deposits during 2001 was 3.98%, down from the prior year's 6.25%. The decline in market interest rates caused a large number of investments to be called prior to maturity, generating extra cash which was placed in interest bearing deposits and federal funds sold.

Taxable investments contributed $2,167,000 to interest income in 2001, down from $3,025,000 the prior year, a decrease of $858,000 or 28.4%. The investment portfolio averaged $37,751,000 in 2001, down from the prior year's $47,377,000, a decrease of $9,626,000 or 20.3%. The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. The average yield on investments during 2001 was 5.74%, down from 6.38% in 2000.

The Corporation's tax-exempt securities portfolio earned $29,000 during 2001, down from $32,000 the prior year, a decrease of $3,000 or 9.4%. The portfolio averaged $766,000 in 2001, down from $807,000 in 2000, a decrease of $41,000 or 5.1%. The average yield was 5.74%, compared to 6.01% the prior year, on a fully taxable equivalent basis.

Federal funds sold represent temporary surplus funds that one bank lends to another. These funds are a source of day to day operating liquidity. Federal funds sold contributed $734,000 to interest income in 2001, up from $430,000 in the prior year, an increase of $304,000 or 70.7%. The Corporation had an average of $19,095,000 in federal funds during 2001, up from the prior year's $6,670,000, an increase of $12,425,000 or 186%. The average yield on federal funds during 2001 was 3.84%, down from 6.45% in 2000. As noted above, the decline in market interest rates caused numerous investments to be called prior to maturity, which generated unusually high amounts of cash that the Company placed in interest bearing deposits and federal funds.

The Corporation's major source of interest income is the loan portfolio, which contributed $18,110,000 to interest income in 2001, up from $16,652,000 in the prior year, an increase of $1,458,000 or 8.8%. The average loan portfolio for 2001 was $211,901,000 compared to the prior year's $179,654,000, an increase of $32,247,000 or 17.95%. The average yield on loans during 2001 was 8.55%, down from 9.27% in 2000.

The Corporation had average earning assets in 2001 of $273,557,000, which earned a yield of 7.75%. The Corporation had average earning assets in 2000 of $235,532,000, which earned a yield of 8.58%. Average earning assets increased $38,025,000 or 16.1%, while the yield on these assets decreased by 83 basis points or 9.7%.

Savings accounts consist of savings and money market accounts. Total savings accounts averaged $38,194,000 in 2001, up from $33,445,000 in the prior year, an increase of $4,749,000 or 14.2%. The cost of these funds decreased to 2.92% in 2001 from 4.06% in the prior year.

Interest bearing transaction accounts are the primary checking accounts that the Banks offer customers. This overall category averaged $26,917,000 in 2001, up from $21,039,000 in 2000, an increase of $5,878,000 or 27.9%. The average cost of these funds was .98% in 2001 compared to 1.56% in the prior year.

Time deposits are the largest category of deposits, averaging $136,938,000 in 2001, up from $119,949,000 in the prior year, an increase of $16,989,000 or 14.2%. The cost of time deposits decreased to 5.47% from 5.76%.

Short-term borrowing includes federal funds purchased and securities sold under agreements to repurchase. The repurchase agreements are entered into with a number of larger commercial customers. These accounts are not deposits; they are considered other obligations of the Banks. Balances in these accounts are subject to wide fluctuation and they constitute a relatively small portion of the balance sheet. The average balance for 2001 was $7,533,000, up from $4,501,000 in the prior year, an increase of $3,032,000 or 67.4%. The cost of these funds decreased to 3.15% from 4.84%.

The Banks are members of and have the ability to borrow from the Federal Home Loan Bank (FHLB). The Banks had an average $19,899,000 outstanding borrowing balance during 2001 at an average cost of 5.77%. The Banks had an average $19,385,000 outstanding during 2000 at an average cost of 6.01%. Borrowings increased by $514,000 or 2.7%. These borrowings are mostly for longer terms than other interest bearing liabilities and are part of the Banks' on-going asset/liability management strategy. These loans are secured by a blanket lien on the Banks' one-to-four family residential mortgage loan portfolios or portions of their investment portfolios and the Banks' FHLB stock.

The Corporation had average total interest bearing liabilities in 2001 of $229,481,000 costing an average of 4.47% compared with interest bearing liabilities in 2000 of $198,319,000 costing an average of 5.03%. Average interest bearing liabilities increased $31,162,000 or 15.7%, while the cost of these liabilities decreased by 56 basis points or 11.1%.

Earnings Performance, 2000 compared to 1999

The Corporation's net income was $3,147,000 or $.99 per share in 2000. This compares to $2,182,000 or $.68 per share in 1999, an increase of $965,000, or 44.2%.

This increase in earnings resulted from improved profit at all three banks. Earnings at the Sumter bank increased to $908,000 in 2000 from $559,000 in 1999, an increase of 62.4% or $349,000. Earnings at the Orangeburg bank increased to $2,243,000 in 2000 from $2,054,000 in 1999, an increase of 9.2% or $189,000. Earnings at the Florence bank increased to $78,000 in 2000 from a loss of $314,000 for 1999, an improvement of $392,000.

Interest Income and Interest Expense, 2000 compared to 1999

The Corporation's interest income increased substantially in 2000 from 1999. In 2000 the Corporation earned $20,203,000 in total interest income, up from the prior year's $15,388,000. This represented a $4,815,000 or a 31.3% increase. This growth was mostly the result of increased volume in the loan and investment portfolios at the banks.

Interest bearing deposits in other banks contributed $64,000 to interest income in 2000, down from $101,000 the prior year, a decrease of $37,000 or 36.6%. In 2000 the Corporation had an average of $1,024,000 in interest bearing deposits, down from the prior year's $1,937,000, a decrease of $913,000 or 47.1%. The average yield on these deposits during 2000 was 6.25%, up from the prior year's 5.21%.

Taxable investments contributed $3,025,000 to interest income in 2000, up from $2,458,000 the prior year, an increase of $567,000 or 23.1%. The investment portfolio averaged $47,377,000 in 2000, up from the prior year's $39,856,000, an increase of $7,521,000 or 18.9%. The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. The average yield on investments during 2000 was 6.38%, up from 6.17% in 1999.

The Corporation's tax-exempt securities portfolio earned $32,000 during 2000, up from $30,000 the prior year, an increase of $2,000 or 6.7%. The portfolio averaged $807,000 in 2000, up from $783,000 in 1999, an increase of $24,000 or 3.1%. The average yield was 6.01%, compared to 5.81% the prior year, on a fully taxable equivalent basis.

Federal funds sold contributed $430,000 to interest income in 2000, down from $555,000 in the prior year, a decrease of $125,000 or 22.5%. The Corporation had an average of $6,670,000 in federal funds during 2000, down from the prior year's $10,967,000, a decrease of $4,297,000 or 39.2%. The average yield on federal funds during 2000 was 6.45%, up from 5.06% in 1999. The decline in federal funds sold was directly related to continued strong loan demand.

The Corporation's major source of interest income is the loan portfolio, which contributed $16,652,000 to interest income in 2000, up from $12,244,000 in the prior year, an increase of $4.246,000 or 34.2%. The average loan portfolio for 2000 was $179,654,000 compared to the prior year's $139,215,000, an increase of $40,439,000 or 29%. The average yield on loans during 2000 was 9.27%, up from 8.80% in 1999.

The Corporation had average earning assets in 2000 of $235,532,000, which earned a yield of 8.58%. The Corporation had average earning assets in 1999 of $192,758,000, which earned a yield of 7.98%. Average earning assets increased $42,774,000 or 22.2%.

The category savings accounts consist of savings and money market accounts. Total savings accounts averaged $33,445,000 in 2000, up from $28,321,000 in the prior year, an increase of $5,124,000 or 18.1%. The cost of these funds increased to 4.06% in 2000 from 3.33% in the prior year.

Interest bearing transaction accounts are the primary checking accounts that the Banks offer customers. This overall category was $21,039,000 in 2000, up from $17,417,000 in 1999, an increase of $3,622,000 or 20.8%. The average cost of these funds was 1.56% in 2000 compared to 1.54% in the prior year.

Time deposits are the largest category of deposits, averaging $119,949,000 in 2000, up from $96,761,000 in the prior year, an increase of $23,188,000 or 24%. The cost of time deposits increased to 5.76% from 5.07%.

Short-term borrowings are subject to wide fluctuation, and they constitute a relatively small portion of the balance sheet. The average balance for 2000 was $4,501,000, down from $5,210,000 in the prior year, a decrease of $709,000 or 13.6%. The cost of these funds increased to 4.84% from 3.26%.

The Banks had an average $19,385,000 outstanding borrowing balance with the FHLB during 2000 at an average cost of 6.01%. The banks had an average $12,335,000 with the FHLB outstanding during 1999 at an average cost of 5.47%. Borrowings increased by $7,050,000 or 57.2%. These borrowings are mostly for longer terms than other interest bearing liabilities and are part of the Banks' on-going asset/liability management strategy. These loans are secured by a blanket lien on the Banks' one-to-four family residential mortgage loan portfolios or portions of their investment portfolios and the Banks' FHLB stock.

The Corporation had total interest bearing liabilities in 2000 of $198,319,000 costing an average of 5.03% compared with interest bearing liabilities in 1999 of $160,044,000 costing an average of 4.35%. Average interest bearing liabilities increased $38,275,000 or 23.9%.

Volume and Rate Variance Analysis

The table "Volume and Rate Variance Analysis" provides a summary of changes in net interest income resulting from changes in volume and changes in rate. (The changes in volume are the difference between the current and prior year's balances times the prior year's rate. The changes in rate are the difference between the current and prior year's rate times the prior year's balance.)

As reflected in the table, the increase in 2001 net interest income of $712,000 is due to changes in volume. Of the $998,000 increase in interest income, most was attributed to increased volume in the loan portfolio. Of the $286,000 increase in interest expense, most was attributed to increased volume of time deposits. The increase in 2000 net interest income of $1,798,000 is also primarily due to changes in volume. Of the $4,815,000 increase in interest income, $3,812,000 or 79% was from volume growth in the loan portfolio. Of the $3,017,000 increase in interest expense, $1,276,000 or 42% was due to volume increases for time deposits. Also, $728,000 or 24% of the increase was due to rate changes in time deposits.

The prime interest rate has changed dramatically over the last three years. The prime rate was 7.75% during the first half of 1999, when rates started to climb. By May 2000 the rate had climbed to 9.50%. In January 2001 the Federal Reserve began a series of rate cuts that brought the prime rate down to 4.75% by December. Management expects interest rates to be fairly stable in the near term.

Therefore, as in 2001, any improvements in net interest income during 2002 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.

Volume and Rate Variance Analysis

	2001 compared to 2000			2000 compared to 1999		
	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets	(Dollar amounts in thousands)					
Interest bearing deposits	$127	$(30)	$97	$(54)	$17	$(37)
Investment securities taxable	(574)	(284)	(858)	480	87	567
Investment securities--tax exempt	(2)	(1)	(3)	1	1	2
Federal funds sold	536	(232)	304	(252)	127	(125)
Loans receivable	2,827	(1,369)	1,458	3,812	596	4,408
Total interest income	2,914	(1,916)	998	3,987	828	4,815
Interest bearing liabilities						
Savings	175	(416)	(241)	188	227	415
Interest bearing trans. accounts	77	(142)	(65)	57	3	60
Time deposits	942	(353)	589	1,276	728	2,004
Total interest bearing deposits	1,194	(911)	283	1,521	958	2,479
Short term borrowing	113	(94)	19	(25)	73	48
FHLB advances	31	(47)	(16)	416	74	490
Total interest expense	1,338	(1,052)	286	1,912	1,105	3,017
Net interest income	$1,576	$(864)	$712	$2,075	$(277)	$1,798

The change in interest due to both and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

PREMISES AND EQUIPMENT

Premises and equipment were $5,177,000 at December 31, 2001 compared to $4,411,000 the prior year, an increase of $766,000 or 17.4%. Most of the increase was due to the construction of a new branch office in Sumter, which opened in February 2002. Premises and equipment are discussed further in Note 6 to the consolidated financial statements.

INVESTMENT PORTFOLIO

The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. Investment securities averaged $38.5 million in 2001, $48.2 million in 2000 and $40.6 million in 1999. Note 4 to the consolidated financial statements provides further information on the investment portfolio.

The table below gives the amortized cost and fair value of the Corporation's investment portfolio for the past three years.

	2001		2000		1999	
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Securities held-to-maturity			(Dollar amounts in thousands)			
U.S. government and agencies	$500	$500	$12,371	$12,217	$13,369	$12,919
State and local government	-	-	-	-	-	-
Total held-to-maturity	$500	$500	$12,371	$12,217	$13,369	$12,919
Securities available-for sale						
U.S. government and agencies	$40,437	$40,415	$38,599	$38,403	$28,931	$28,151
State and local government	801	810	813	810	825	814
Other securities	1,982	1,982	1,982	1,982	1,601	1,601
Total available for sale	$43,220	$43,207	$41,394	$41,195	$31,357	$30,566

Information on the maturity distribution of the investment portfolio is presented in Note 4 to the financial statements.

At December 31, 2001 the Corporation's available for sale portfolio showed a net of tax other comprehensive loss in the equity section of the balance sheet of $7,000 compared to a loss of $131,000 the prior year. The change in the valuation of the investment portfolio was directly related to the changes in market interest rates during the year.

LOAN PORTFOLIO

The average size of the loan portfolio in 2001 was $211.9 million compared to $179.7 million in 2000 and $139.2 million in 1999.

At December 31, 2001 the net loan portfolio was $227 million, compared to $192.7 million the prior year, an increase of $34.3 million or 17.8%.

Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans.

The table, "Loan Portfolio Composition," in the following section, indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

Loan Portfolio Composition

The following table shows the composition of the loan portfolio for the years ended December 31, 1997 through 2001.

Loan category	2001	2000	1999	1998	1997
Commercial, financial and agricultural	$56,515	$52,264	$40,220	$29,943	$22,306
Real estate – construction	19,557	15,389	9,156	5,738	6,563
Real estate - mortgage	127,002	98,154	84,680	62,789	46,734
Loans to individuals	26,831	29,270	23,033	19,325	16,348
Total loans – gross	$229,905	$195,077	$157,089	$117,795	$91,951

Commercial, financial, and agricultural loans, primarily representing loans made to small and medium size businesses, increased by $4.2 million or 8.1% during 2001. These loans may be made on either a secured or an unsecured basis. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios.

Real estate loans consist of construction loans and loans secured by mortgages. Construction loans are also generally secured with mortgages. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio. Construction loans increased $4.2 million or 27.1% in 2000. Mortgage loans increased $28.8 million or 29.4% in 2001.

The Corporation's Banks generally do not compete with 15 and 30 year fixed rate secondary market mortgage interest rates, so they have elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. Community Resource Mortgage also originates loans for sale in the secondary market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 2001, 2000 and 1999 the Corporation sold $34.9 million, $5.9 million, and $9.9 million, respectively, in such loans. These loans are usually sold at par so no gain or loss is recognized at the time of sale. However, the origination and sale of these loans generates fee income. The Corporation also makes mortgage loans for its own account. Such loans are usually for a shorter term than loans originated to sell and usually have a variable rather than a fixed interest rate.

Loans to individuals held by the Corporation decreased $2.4 million or 8.3% in 2001.

Interest income from the loan portfolio was $18.1 million in 2001 compared to $16.7 million in 2000, an increase of $1.4 million or 8.4%. The average yield on the portfolio was 8.55% in 2001 compared to 9.32% in 2000.

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 2001 as well as the type of interest on loans due after one year.

Category	Within one year	After one year but within five years	Over five years	Total
Commercial	$29,114	$24,361	$3,040	$56,515
Real estate	41,409	77,133	28,017	146,559
Individuals	7,311	18,473	1,047	26,831
Total	$77,834	$119,967	$32,104	$229,905

Loans due after one year	
Predetermined interest rate	$149,352
Floating interest rate.	2,719
Total	$152,071

Lending Risks

Because extending credit involves a certain degree of risk, management has established loan and credit policies designed to control both the types and amounts of risks assumed and to minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines. The Corporation also conducts internal loan reviews to monitor on an ongoing basis the quality of its portfolio.

The Corporation has a geographic concentration of loans within its home communities of Orangeburg, Sumter, and Florence, South Carolina, because its primary business is community banking.

Concentrations of credit also occur where a number of customers are engaged in similar business activities. A concentration is defined as a concentration of loans exceeding 10% of total loans. The banks regularly review their business lending in an effort to detect, monitor and control such loan concentrations. At December 31, 2001 the Corporation had no such loan concentrations.

Nonaccrual and Past Due Loans

The nonaccrual, past due, and impaired loans and other real estate owned are summarized in Note 5 to the consolidated financial statements. The Corporation had no restructured loans in 2001 or 2000.

	2001	2000	1999	1998	1997
		(Dollar amounts in thousands)			
Nonaccrual loans	$281	$238	$90	$31	$81
Accruing loans 90 days or more past due	17	93	6	187	-
Total	$298	$331	$96	$218	$81
Total as a % of outstanding loans	0.13%	0.17%	0.06%	0.19%	0.09%
Other Real Estate Owned	$267	$-	$-	$266	$132
Impaired Loans (included in non accrual)	$281	$238	$90	$31	$81

Gross income that would have been recorded for the years ended December 31, 2001 and 2000, if nonaccrual loans had been performing in accordance with their original terms was approximately $7,000 and $33,000 respectively. No interest income was recognized in the current period on the non-accrual loans.

The Corporation's policies on nonaccrual and impaired loans are discussed in Note 2 to the consolidated financial statements.

Nonaccrual loans and impaired loans were not material in relation to the portfolio as a whole in 2001. Management is aware of no trends, events or uncertainties that would cause nonaccrual loans to change materially in 2002.

Potential Problem Loans

At December 31, 2001 the Corporation's internal loan review program had identified $1,684,000 (0.73% of the portfolio) in various loans where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms. The amount identified does not represent management's estimate of the potential losses since a large portion of these loans are secured by real estate and other marketable collateral.

Secured versus Unsecured Loans

The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to selected customers. In 2001 the Corporation had $16.1 million in unsecured loans or 6.6% of its loan portfolio. In 2000 the Corporation had $12.4 million in unsecured loans or 6.4% of its loan portfolio. Such loans are made on the basis of management's evaluation of the customer's ability to repay and net worth.

Loan Participations

Periodically, the Corporation's banking subsidiaries enter into sales or purchases of loan participations with one another and other financial institutions. The banks generally only sell participations in loans that would cause the bank to exceed its lending limitation to a single customer. As the Banks' lending limits increase they may buy back such loan participations. Such loans are usually commercial in nature, subject to the purchasing Bank's standard underwriting requirements, and all risks associated with the portion of the loan sold flow to the purchaser.

At the end of 2001 the three banks had $16,868,000 in loan participations purchased. Of these loans $5,265,000 was with nonaffiliated banks.

At the end of 2001 the three banks had $11,953,000 in loan participations sold. Of these loans $801,000 was with nonaffiliated banks.

At the end of 2000 the three banks had $14,748,000 in loan participations purchased. Of these loans $6,017,000 was with nonaffiliated banks.

At the end of 2000 the three banks had $10,895,000 in loan participations sold. Of these loans $2,164,000 was with nonaffiliated banks.

Other Real Estate

Other real estate, consisting of foreclosed properties, was $267,000 in 2001 and $0 in 2000 and 1999. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

SUMMARY OF LOAN LOSS EXPERIENCE

Allowance for Loan Losses

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance. At December 31, 2001 and 2000 the allowance for loan losses was 1.23% and 1.24%, respectively, of total loans. The following table provides details on the changes in the allowance for loan losses during the past five fiscal years.

(Dollar amounts in thousands)	2001	2000	1999	1998	1997
Average amount of loans outstanding	$211,901	$179,654	$139,215	$103,500	$81,167
Allowance for loan losses - January 1	$2,424	$1,936	$1,459	$1,140	$876
Loan charge-offs:					
Real estate	9	78	0	7	0
Installment	202	116	95	111	121
Credit cards and related plans	9	9	5	6	9
Commercial	87	33	80	56	2
Total charge-offs	307	236	180	180	132
Recoveries:					
Real Estate	0	3	0	0	0
Installment	33	25	17	12	34
Credit cards and related plans	2	2	3	3	4
Commercial	0	6	25	0	0
Total recoveries	35	36	45	15	38
Net charge-offs	272	200	135	165	94
Provision for loan losses (1)	678	688	612	484	358
Allowance - at end of year	$2,830	$2,424	$1,936	$1,459	$1,140
Ratios					
Net charge-offs to average loans outstanding	0.13%	0.11%	0.10%	0.16%	0.12%
Net charge-offs to loans outstanding at end of year	0.12%	0.10%	0.09%	0.14%	0.10%
Allowance for loan losses to average loans	1.34%	1.35%	1.39%	1.41%	1.40%
Allowance for loan losses to total loans at end of year	1.23%	1.24%	1.23%	1.24%	1.24%
Net charge-offs to allowance for losses	9.61%	8.25%	6.97%	11.31%	8.25%
Net charge-offs to provision for loans losses	40.12%	29.07%	22.06%	34.09%	26.26%

(1) The provision expense for 2001 includes $28,000 that was acquired with the purchase of Community Resource Mortgage. The amount attributed to the operation of the banks was $650,000.

Management reviews its allowance for loan losses in three broad categories: commercial, real estate and loans to individuals. The combination of a relatively short operating history and relatively high asset quality precludes management from establishing a meaningful specific loan loss percentage for the computation of the allowance for each category. Instead management assigns an estimated percentage factor to each in the computation of the overall allowance. In general terms, the real estate portfolio is subject to the least risk, followed by the commercial loan portfolio, followed by the loans to individuals portfolio. The Banks' internal and external loan review programs will from time to time identify loans that are subject to specific weaknesses and such loans will be reviewed for a specific loan loss allowance.

The Corporation operates three independent community banks in South Carolina. Under the provisions of the National Bank Act each board of directors is responsible for determining the adequacy of its bank's loan loss allowance. In addition, each bank is supervised and regularly examined by the Office of the Comptroller of the Currency (the "OCC"). As a normal part of a safety and soundness examination, the OCC examiners will assess and comment on the adequacy of a national bank's allowance for loan losses. The allowance presented in the financial statements is on an aggregated basis and as such might differ from the allowance that would be present if the Corporation had only one banking subsidiary.

The nature of community banking is such that the loan portfolios will be predominantly comprised of small and medium size business and consumer loans. As community banks there is by definition a geographic concentration of loans within the Banks' respective city or county. Management at each bank monitors the loan concentrations and loan portfolio quality on an ongoing basis including, but not limited to: quarterly analysis of loan concentrations, monthly reporting of past dues, non-accruals, and watch loans, and quarterly reporting of loan charge-offs and recoveries. These efforts focus on historical experience and are bolstered by quarterly analysis of local and state economic conditions, which is part of the Banks' assessment of the adequacy of their allowances for loan losses.

Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 2002 will at least approximate the 2001 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 2001 is sufficient to absorb the expected charge-offs and provide adequately for the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Management considers the levels and trends in non-performing and past due loans in determining how the provision for loan losses is adjusted.

The following table presents the allocation of the allowance for loan losses, as of December 31, 1997 through 2001, compared with the percent of loans in the applicable categories to total loans.

(Dollar amounts in thousands)	2001	% of loans in each category	2000	% of loans in each category	1999	% of loans in each category	1998	% of loans in each category	1997	% of loans in each category
Commercial	$1,019	24%	$801	27%	$660	28%	$364	25%	$336	24%
Real estate	1,322	65%	1,136	58%	916	58%	707	58%	516	58%
Individual	489	11%	487	15%	360	15%	388	16%	288	18%
Total	$2,830	100%	$2,424	100%	$1,936	100%	$1,459	100%	$1,140	100%

The Corporation maintains an allowance for loan losses it believes sufficient to cover estimated losses. The allowance is allocated to different segments of the portfolio, based on management's expectations of risk in that segment of the portfolio. This allocation is an estimate only and is not intended to restrict the Corporation's ability to respond to losses. The Corporation charges losses from any segment of the portfolio to the allowance, regardless of the allocation.

In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. The allowance for loan losses is management's best estimate of probable loan losses that have been incurred as of December 31, 2001.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio, general economic conditions and the adequacy of the allowance for loan losses. The amount of the provision is the amount which is necessary to cause the allowance to be adequate. Provisions for loan losses totaled $678,000 and $688,000 in 2001 and 2000, respectively. Based on the available information, the Corporation considers its 2001 provision for loan losses adequate.

Net charge-offs in 2001 were $272,000 or 40.1% of the provision for loan losses compared to $200,000 or 29.1% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

AVERAGE DEPOSITS

The Corporation's average deposits in 2001 were $234 million compared to $203 million in 2000, an increase of $30.8 million or 15.2%.

The total average deposits for the Corporation for the years ended December 31, 2001, 2000 and 1999 are summarized below:

	2001		2000		1999	
	Average balance	Average cost	Average balance	Average cost	Average balance	Average cost
			(Dollar amounts in thousands)			
Noninterest bearing demand	$31,643		$28,531		$26,124	
Interest bearing transaction accounts	26,917	0.98%	21,039	1.56%	17,417	1.54%
Savings-regular	8,705	1.60%	8,414	2.12%	8,595	2.08%
Savings- money market	29,489	3.37%	25,031	4.73%	19,726	3.97%
Time deposits less than $100,000	92,515	5.45%	81,797	5.66%	39,406	5.09%
Time deposits greater than $100,000	44,423	5.50%	38,152	6.10%	57,355	5.14%
Total average deposits	$233,692		$202,964		$168,623	

At December 31, 2001 the Corporation had $51,374,000 in certificates of deposit of $100,000 or more. The maturities of these certificates are as follows:

Maturity	(Dollar amounts in thousands)
Of 3 months or less	$16,522
From 3 to 6 months	18,072
From 6 to 12 months	12,048
Over 12 months	4,732
Total	$51,374

RETURN ON EQUITY AND ASSETS

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2001, 2000, and 1999.

	2001	2000	1999
Return on assets (ROA)	1.36%	1.26%	1.06%
Return on equity (ROE)	15.58%	14.67%	11.12%
Dividend payout ratio (dividends/net income)	23.13%	20.50%	27.82%
Equity as a percent of assets	8.71%	8.59%	9.49%

SHORT-TERM BORROWINGS

The Corporation's short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day. There was $4,171,000, $9,352,000, and $2,782,000 outstanding at year-end 2001, 2000 and 1999, respectively. Further information is provided in the following table.

	2001	2000	1999
	(Dollar amounts in thousands)		
Outstanding at year-end	$4,171	$9,352	$2,782
Interest rate at year-end	2.08%	5.01%	3.50%
Maximum month-end balance during the year	$10,976	$9,532	$6,473
Average amount outstanding during the year	$7,533	$4,501	$5,210
Weighted average interest rate during the year	3.15%	4.84%	3.26%

Lines of credit payable represent warehouse lines funding loan production for CRM. At year end these balances totaled $9,028,000. Of this amount $8,324,000 was borrowed from BB&T at the one month LIBOR rate plus 1.95%. The BB&T line expires in October 2002. The lines are secured with the value of the underlying mortgages and the guarantee of the Corporation to a maximum of $9 million. The remaining lines are priced at prime plus 1.5% to 2% and are being phased out in favor of the BB&T line. The operations of CRM are included for only the two month period ended December 31, 2001, and accordingly the average balance of the lines are small and included with the above reported table.

FEDERAL HOME LOAN BANK ADVANCES

The Corporation's banking subsidiaries are members of the Federal Home Loan Bank of Atlanta. As such they have access to long-term borrowing from the FHLB. There were $20,280,000, $20,350,000 and $19,420,000 outstanding in such advances at year-end 2001, 2000 and 1999, respectively. Further information on these borrowings from the FHLB is provided in the following table.

	2001	2000	1999
	(Dollar amounts in thousands)		
Outstanding at year-end	$20,280	$20,350	$19,420
Interest rate at year-end	5.54%	6.04%	5.55%
Maximum month-end balance during the year	$20,350	$20,350	$19,420
Average amount outstanding during the year	$19,899	$19,385	$12,335
Weighted average interest rate during the year	5.77%	6.01%	5.47%

CAPITAL

Dividends

During 2001 the Corporation paid cash dividends to shareholders of 28 cents per share, which totaled $904,000. This represented a dividend payout ratio (dividends divided by net income) of 23%. During 2000 the Corporation paid cash dividends to shareholders of 22 cents per share, which totaled $645,000. This represented a dividend payout ratio of 20.5%.

Common Stock Account

The common stock account at December 31, 2001 totaled $17,208,000 compared to $15,928,000 the prior year, an increase of $1,280,000. Virtually all of this increase was related to the issuance of 95,454 shares in connection with the acquisition of Resource Mortgage Inc. at November 1, 2001.

Capital Adequacy

The Federal Reserve and federal bank regulatory agencies have adopted a risk-based capital standard for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%. Orangeburg National Bank, Sumter National Bank, and Florence National Bank are each considered 'well capitalized' for regulatory purposes. This category requires a minimum risk based capital ratio of 10%. Detailed information on the Corporation's capital position, as well as that of its subsidiary banks, is provided in Note 20 to the consolidated financial statements. The Corporation considers its current and projected capital position to be adequate.

NONINTEREST INCOME AND EXPENSE

Noninterest income, 2001 compared to 2000

Noninterest income increased to $3,584,000 in 2001 from $1,966,000 in 2000, a $1,618,000 or 82.3% increase. There were two major components of this increase. The Corporation acquired a mortgage company during the fourth quarter of 2001, which was a boom period for mortgage originations. This accounted for most of the increase in gains on sales of loans, which was $1,033,000 in 2001 compared to only $98,000 in 2000. Also during the second quarter of 2001 the banks began offering an automated overdraft product to customers. This product enables customers to overdraw their accounts within specific dollar limits in exchange for a fee; they then have thirty days to bring their account into a positive balance. The product accounted for most of the increase in service charge income, which was $2,058,000 in 2001 compared to $1,475,000 in 2000.

Noninterest expense, 2001 compared to 2000

Overall, non-interest expenses increased to $7,810,000 in 2001 from $6,552,000 in 2000, an increase of $1,258,000 or 19.2%. Of this increase, approximately $515,000 or 41% is associated with the operations of Community Resource Mortgage.

Personnel costs in 2001 were $4,651,000 compared to $3,779,000 the prior year, an increase of $872,000 or 23.1%.

Premises and equipment expenses in 2001 were $1,009,000 compared to $942,000 the prior year, a $67,000 or 7.1% increase.

Marketing expenses in 2001 were $266,000 compared to $207,000 the prior year, a $59,000 or 28.5% increase.

Regulatory fees in 2001 were $181,000 compared to $140,000 the prior year, a $41,000 or 29.3% decrease.

Supplies expense was $166,000 in 2001 compared to $160,000 in the prior year, an increase of $6,000 or 3.8%.

Director fees were $162,000 in 2001 compared to $137,000 in the prior year, an increase of $25,000 or 18.2%. Orangeburg National Bank pays outside directors $600 per month. Sumter National Bank pays their outside directors $450 and Florence National Bank pays their outside directors $300 per month. The Corporation pays its outside directors $200 per month.

FDIC insurance costs were $48,000 in 2001 compared to $33,000 in the prior year, an increase of $15,000 or 45.5%.

All other expenses were $1,327,000 in 2001 compared to $1,154,000 in the prior year, an increase of $173,000 or 15%.

Income Taxes, 2001 compared to 2000

The Corporation pays U. S. corporate income taxes and South Carolina bank and corporate income taxes. The 2001 provision for income taxes was $2,156,000 compared to $1,807,000 the prior year, an increase of $349,000 or 19.3%. The Corporation's effective average tax rate was 35.6% in 2001 compared to 36.5% the prior year.

Noninterest income, 2000 compared to 1999

Noninterest income increased to $1,966,000 in 2000 from $1,479,000 in 1999, a $487,000 or 32.9% increase. The major component of this change was in service charge income, which in 2000 was $1,475,000 compared to $1,031,000 in the prior year, a $444,000 or 43.1% increase. Most of this increase was related to growth in the Florence and Sumter banks' returned check fees and deposit account service charge income.

Noninterest expense, 2000 compared to 1999

Overall, non-interest expenses increased to $6,552,000 in 2000 from $6,066,000 in 1999, an increase of $486,000 or 8%.

Personnel costs in 2000 were $3,779,000 compared to $3,493,000 the prior year, an increase of $286,000 or 8.2%.

Premises and equipment expenses in 2000 were $942,000 compared to $886,000 the prior year, a $56,000 or 6.3% increase.

Marketing expenses in 2000 were $207,000 compared to $180,000 the prior year, a $27,000 or 15% increase.

Regulatory fees in 2000 were $140,000 compared to $155,000 the prior year, a $15,000 or 9.7% decrease.

Supplies expense was $160,000 in 2000 compared to $155,000 in the prior year, an increase of $5,000 or 3.1%.

Director fees were $137,000 in 2000 compared to $121,000 in the prior year, an increase of $16,000 or 13.2%. Orangeburg National Bank pays outside directors $600 per month. Sumter National Bank and Florence National Bank pay their outside directors $300 per month. The Florence bank began paying director fees during 2000. The Corporation pays its outside directors $200 per month.

FDIC insurance costs were $33,000 in 2000 compared to $23,000 in the prior year, an increase of $10,000 or 43.4%.

All other expenses were $1,154,000 in 2000 compared to $1,053,000 in the prior year, an increase of $101,000 or 9.6%.

Income Taxes, 2000 compared to 1999

The Corporation pays U. S. corporate income taxes and South Carolina bank income taxes. The 2000 provision for income taxes was $1,807,000 compared to $1,049,000 the prior year, an increase of $758,000 or 72.3%. The Corporation's effective average tax rate was 36.5% in 2000 compared to 32.4% the prior year. The Corporation received a tax benefit from the exercise of non-qualified stock options on 27,500 shares during 1999. The benefit approximated $89,000 and accounts for the temporary reduction in the effective tax rate during 1999.

INFLATION

The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more affected by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates. The impact of inflation has been very moderate, about 1.5%, during 2001. Prospects appear good for continued low inflation, despite some increases in energy costs. Although inflation does not normally affect a financial institution as dramatically as it affects businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply, and banks experience above average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Banks' service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available-for-sale.

The Corporation maintains an available-for-sale investment portfolio. While investment securities purchased for this portfolio are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. The Corporation also maintains a held-to-maturity investment portfolio. Securities in this portfolio are generally not considered a primary source of liquidity. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. The Corporation intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

The Corporation has substantially more liabilities that mature in the next 12 months than it has assets maturing in the same period. Further, the Corporation has legal obligations to extend credit pursuant to loan commitments, lines of credit and standby letters of credit which totaled $11,596,000, $18,342,000 and $2,877,000, respectively, at December 31, 2001 (see Note 14 to the consolidated financial statements). However, based on its historical experience, and that of similar financial institutions, the Corporation believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, and extensions of credit would be required, that the Corporation would be unable to meet its liquidity needs with the proceeds of maturing assets, in the ordinary course of business.

The Corporation also maintains various federal funds lines of credit with correspondent banks and is able to borrow from the Federal Home Loan Bank and the Federal Reserve's discount window.

The Corporation, through its Banks, has a demonstrated ability to attract deposits from its market area. Deposits have grown from $72 million in 1995 to over $255 million in 2001. This stable growing base of deposits is the major source of operating liquidity.

The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 2001 the Corporation had approximately $18.6 million in certificates of deposit and other obligations maturing in one to five years. The Corporation had $18.3 million in obligations maturing after five years. The Corporation's assets maturing in the same periods were $139 million and $25.8 million, respectively. Even with a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

In the opinion of management, the current and projected liquidity position is adequate.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Corporation's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Corporation manages other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be its most significant market risk and this risk could potentially have the largest material effect on the Corporation's financial condition and results of operations. Other types of market risks such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of community banking activities.

Achieving consistent growth in net interest income is the primary goal of the Corporation's asset/liability function. The Corporation attempts to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. The Corporation seeks to accomplish this goal while maintaining adequate liquidity and capital. The Corporation's asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be significant over time.

The Corporation's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates the Corporation's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and reports variations that occur when rates increase and decrease 100 and 200 basis points. According to the model, as of December 31, 2001 the Corporation is positioned so that net interest income would increase $803,000 and net income would increase $494,000 if interest rates were to rise 300 basis points in the next twelve months. Conversely, net interest income would decline $535,000 and net income would decline $329,000 if interest rates were to decline 200 basis points. Given the current state of market interest rates, in the opinion of management it appears more likely that rates will rise or remain stable than that they will decline further. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Corporation could undertake in response to changes in interest rates.

The Market Risk table, which follows this discussion, shows the Corporation's financial instruments that are sensitive to changes in interest rates. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments, and prepayment of principal and potential calls. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff. The actual maturities and runoff could vary substantially if future prepayments, runoff and calls differ from the Corporation's historical experience.

	Average rate	Expected Maturity 2002	2003	2004	2005	2006	2007 and after	Balance	Estimated Fair value
				(Dollar amounts in thousands)					
Earnings assets									
Interest bearing deposits	3.98%	$2,376	$-	$-	$-	$-	$-	$2,376	$2,376
Investment securities	5.74%	92	6,782	17,699	12,251	4,680	2,203	43,707	43,707
Federal funds sold	3.84%	11,063	-	-	-	-	-	11,063	11,063
Loans (gross)	8.55%	108,763	15,963	26,411	16,237	39,129	23,402	229,905	231,795
Interest bearing liabilities									
Savings	2.92%	39,479	-	-	-	-	-	39,479	
Interest bearing transaction accts	0.98%	41,564	-	-	-	-	-	41,564	
Time deposits < $100,000	5.45%	75,304	8,617	1,654	1,269	290	-	87,134	
Time deposits > $100,000	5.50%	46,642	3,556	278	797	-	101	51,374	
Total deposits								219,551	221,070
Short term borrowing	3.15%	4,171	-	-	-	-	-	4,171	4,175
Lines of credit payable	4.00%	9,028	-	-	-	-	-	9,028	9,028
FHLB advances	5.77%	$-	$-	$-	$280	$1,800	$18,200	$20,280	$19,656

The static interest rate sensitivity gap position, while not a complete measure of interest sensitivity, is also reviewed periodically to provide insights related to the static repricing structure of the Banks' assets and liabilities. At December 31, 2001 on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, by $93.9 million. The liability sensitive position is largely due to the assumption that the Banks' $41 million in interest bearing transaction accounts, savings accounts and money market accounts will reprice within a year. This assumption may or may not be valid, since these accounts vary greatly in their sensitivity to interest rate changes in the market.

The following table summarizes the Corporation's interest sensitivity position as of December 31, 2001.

Interest Sensitivity Analysis

	Within 3 months	4-12 months	1-5 years	Over 5 years	Total
		(Dollar amounts in thousands)			
Interest earning assets					
Interest bearing deposits	$2,376	$-	$-	$-	$2,376
Taxable investment securities	-	-	40,672	2,223	42,895
Tax exempt investment securities	-	-	617	195	812
Federal funds sold	11,063	-	-	-	11,063
Loans, net of unearned income	92,837	15,922	97,744	23,402	229,905
Total interest earning assets	106,276	15,922	139,033	25,820	287,051
Interest bearing liabilities					
Savings	39,479	-	-	-	39,479
Interest bearing transaction accounts	41,564	-	-	-	41,564
Time deposits	46,524	75,422	16,461	101	138,508
Short term borrowing	13,199	-	-	-	13,199
FHLB advances	-	-	2,080	18,200	20,280
Total interest bearing liabilities	$140,766	$75,422	$18,541	$18,301	$253,030
Interest sensitivity gap	$(34,490)	$(59,500)	$120,492	$7,519	$34,021
Cumulative gap	(34,490)	(93,990)	26,502	34,021	
RSA/RSL	75%	21%			
Cumulative RSA/RSL	75%	57%			

RSA- rate sensitive assets; RSL- rate sensitive liabilities

The above table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amortizing fixed rate loans are reflected at the scheduled maturity date. Variable rate amortizing loans are reflected at the earliest date at which they may be repriced contractually. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected as instantly repriceable. Interest bearing liabilities with no contractual maturity, such as savings deposits and interest bearing transaction accounts, are reflected in the earliest repricing period possible. Fixed rate time deposits are reflected at the earlier of their next repricing or maturity dates.

Item 8. Financial Statements and Supplementary Data

Please see the attached audited financial statements for the period ended December 31, 2001.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA
WILLIAM T. POUNCEY, CPA
DAVID G. SHEFFIELD, CPA

WILLIAM R. HUNT, CPA

J.W. HUNT, CPA (1907-1987)

J. W. HUNT AND COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES AND SEC PRACTICE SECTIONS

MEMBER OF CPA ASSOCIATES WITH ASSOCIATED OFFICES IN
PRINCIPAL US AND INTERNATIONAL CITIES

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
FAX 803-256-1524

INDEPENDENT AUDITORS' REPORT

To the Shareholders and
Board of Directors of
Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares, Inc., and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

J. W. Hunt and Company LLP

Columbia, South Carolina
February 1, 2002

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 2001 AND 2000

ASSETS

($ in thousands)	2001	2000
Cash and due from banks	$ 14,586	$ 10,209
Federal funds sold	11,063	8,130
Total cash and cash equivalents	25,649	18,339
Interest-bearing deposits with banks	2,376	594
Securities available for sale, at fair value	43,207	41,195
Securities held to maturity (fair value approximates $500 and $12,217 as of December 31, 2001 and 2000, respectively)	500	12,371
Loans held for sale	10,265	343
Loans receivable, net of allowance for loan losses of $2,830 in 2001 and $2,424 in 2000	227,075	192,653
Accrued interest receivable	1,762	2,330
Premises and equipment - net	5,177	4,411
Net deferred tax asset	870	795
Goodwill	921	-
Other assets	815	292
Total assets	318,617	273,323

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Liabilities:		
Deposits:		
Demand, non interest-bearing	$ 35,882	$ 31,219
Interest-bearing transaction accounts	41,564	22,708
Savings	39,479	38,385
Certificates of deposit of $100 and over	51,374	38,702
Other time deposits	87,134	87,797
Total deposits	255,433	218,811
Federal funds purchased and securities sold under agreements to repurchase	4,171	9,352
Federal Home Loan Bank advances	20,280	20,350
Lines of credit payable	9,028	-
Accrued interest payable	946	1,224
Accrued expenses and other liabilities	1,212	447
Total liabilities	291,070	250,184
Shareholders' equity:		
Common stock - no par value, authorized shares - 12,000,000; issued and outstanding - 3,299,674 shares in 2001 and 3,199,180 shares in 2000	17,208	15,928
Retained earnings	10,346	7,342
Accumulated other comprehensive loss	(7)	(131)
Total shareholders' equity	27,547	23,139
Total liabilities and shareholders' equity	318,617	273,323

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

($ in thousands, except per share data)	2001	2000	1999
Interest and dividend income:			
Loans, including fees	$ 18,110	$ 16,652	$ 12,244
Deposits with other financial institutions	161	64	101
Investment securities interest and dividends:			
Interest - taxable securities	2,040	2,891	2,352
Interest - tax-exempt securities	29	32	30
Dividends	127	134	106
Federal funds sold	734	430	555
Total interest and dividend income	21,201	20,203	15,388
Interest expense:			
Deposits:			
Interest-bearing transaction accounts	264	329	269
Savings	1,117	1,358	942
Certificates of deposit of $100,000 and over	2,415	2,279	1,523
Certificates of deposit of less than $100,000	5,079	4,626	3,379
Total interest on deposits	8,875	8,592	6,113
Federal funds purchased and securities sold under agreements to repurchase	237	218	170
Federal Home Loan Bank advances	1,149	1,165	675
Total interest expense	10,261	9,975	6,958
Net interest income	10,940	10,228	8,430
Provision for loan losses	650	688	612
Net interest income after provision for loan losses	10,290	9,540	7,818
Noninterest income:			
Service charges on deposit accounts	2,058	1,475	1,031
Mortgage banking income	1,033	98	162
Gains on sales of securities	31	-	-
Deposit box rent	27	25	24
Bank card fees	28	29	14
Credit life insurance commissions	62	77	48
Other	345	262	200
Total noninterest income	3,584	1,966	1,479
Noninterest expenses:			
Salaries and employee benefits	4,651	3,779	3,493
Premises and equipment	1,009	942	886
Marketing	266	207	180
Regulatory fees	181	140	155
Supplies	166	160	155
Director fees	162	137	121
FDIC insurance	48	33	23
Other	1,327	1,154	1,053
Total noninterest expenses	7,810	6,552	6,066

(Continued) - 1.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Income before provision for income taxes	$ 6,064	$ 4,954	$ 3,231
Provision for income taxes	2,156	1,807	1,049
Net income	3,908	3,147	2,182
Average number of common shares outstanding	$ 3,218	$ 3,194	$ 3,189
Average number of common shares outstanding, assuming dilution	$ 3,246	$ 3,216	$ 3,215
Earnings per common share:			
Basic	$ 1.21	$ 0.99	$ 0.68
Diluted	1.20	0.98	0.68

(Concluded) - 2.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

($ in thousands, except per share data)

	SHARES OF COMMON STOCK	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at December 31, 1998	3,200,070	$ 14,648	$ 4,975	$ 36	$ 19,659
Repurchase of common stock	(49,455)	(630)	-	-	(630)
Common stock issued under options	40,847	189	-	-	189
Comprehensive income:					
Net income	-	-	2,182	-	2,182
Change in unrealized gain (loss) on securities available for sale, net of tax effects	-	-	-	(547)	(547)
Total comprehensive income					1,635
Cash dividends declared ($.19 per share)	-	-	(608)	-	(608)
Balance, December 31, 1999	3,191,462	14,207	6,549	(511)	20,245
Shares issued by DRIP	5,335	3	-	-	3
Common stock issued under options	2,520	19	-	-	19
Costs of stock dividend	-	(10)	-	-	(10)
Cash-in-lieu of 5% stock dividend	(137)	-	-	-	-
Market value of 5% stock dividend	-	1,709	(1,709)	-	-
Comprehensive income:					
Net income	-	-	3,147	-	3,147
Change in unrealized gain (loss) on securities available for sale, net of tax effects	-	-	-	380	380
Total comprehensive income					3,527
Cash dividends declared ($.22 per share)	-	-	(645)	-	(645)

(Continued) - 1.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

($ in thousands, except per share data)

	SHARES OF COMMON STOCK	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, December 31, 2000	3,199,180	$ 15,928	$ 7,342	$ (131)	$ 23,139
Common stock issued in purchase of Community Resource Mortgage, Inc.	95,454	1,241	-	-	1,241
Common stock issued under options	5,040	39	-	-	39
Comprehensive income:					
Net income	-	-	3,908	-	3,908
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	124	124
Total comprehensive income					4,032
Cash dividends declared ($.28 per share)	-	-	(904)	-	(904)
Balance, December 31, 2001	3,299,674	17,208	10,346	(7)	27,547

(Concluded) - 2.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS,
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

($ in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 3,908	$ 3,147	$ 2,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	467	478	462
Accretion of discounts and amortization of premiums - securities - net	(23)	15	(14)
Provision for loan losses	650	688	612
Deferred income taxes	(140)	(148)	(405)
Net realized (gain) loss - securities	(31)	-	-
Proceeds from sales of real estate loans held for sale	34,915	5,868	9,963
Originations of real estate loans held for sale	(34,414)	(5,942)	(10,416)
Net changes in operating assets and liabilities:			
Accrued interest receivable	568	(630)	(458)
Other assets	(477)	101	289
Accrued interest payable	(278)	454	167
Other liabilities	522	(2)	14
Net cash provided by operating activities	5,667	4,029	2,396
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits with banks	(1,729)	194	789
Purchases of securities held to maturity	(1,650)	-	(2,424)
Purchases of securities available for sale	(84,959)	(16,797)	(23,050)
Proceeds from maturities of securities held to maturity	13,525	1,000	4,340
Proceeds from maturities of securities available for sale	76,111	6,742	10,485
Proceeds from sales of securities available for sale	7,074	-	-
Cash acquired in acquisition of CRM	529	-	-
Costs incurred in acquisition of CRM	(42)	-	-
Loan originations and principal collections, net	(35,113)	(38,188)	(38,261)
Purchases of premises and equipment	(1,164)	(270)	(1,189)
Net cash used by investing activities	(27,418)	(47,319)	(49,310)

(Continued) - 1.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS,
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Cash flows from financing activities:			
Net increase in demand, transaction and savings deposit accounts	$ 24,613	$ 16,556	$ 10,048
Net increase in time deposits	12,009	17,891	26,686
Net increase (decrease) in federal funds purchased and securities sold under agreement to repurchase	(5,181)	6,570	(1,682)
Federal Home Loan Bank advances (repayments)	(70)	930	9,930
Repayments on lines of credit	(1,445)	-	-
Repurchase of stock	-	-	(630)
Stock issuance cost	-	(10)	-
Proceeds from issuance of common stock	39	22	189
Dividends paid	(904)	(645)	(608)
Net cash provided by financing activities	29,061	41,314	43,933
Net change in cash and cash equivalents	7,310	(1,976)	(2,981)
Cash and cash equivalents at beginning of year	18,339	20,315	23,296
Cash and cash equivalents at end of year	25,649	18,339	20,315
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash payments for interest	$ 10,539	$ 9,590	$ 6,751
Cash payments for income taxes	$ 2,240	$ 1,927	$ 1,287
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:			
Transfers of loans receivable to other real estate owned	$ 267	$ 145	$ 99
Transfer from retained earnings to common stock outstanding for the market value of the 5% stock dividend	$ -	$ 1,709	$ -
Fair value of shares issued for purchase of Community Resource Mortgage, Inc.	$ 1,241	$ -	$ -

(Concluded) - 2.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

NOTE 1 - ORGANIZATION:

Community Bankshares, Inc. (the "Corporation"), was organized under the laws of the State of South Carolina and was chartered as a business corporation on November 30, 1992. Pursuant to the provisions of the Federal Bank Holding Company Act, an application was filed with and approved by the Board of Governors of the Federal Reserve System for the Corporation to become a bank holding company by the acquisition of Orangeburg National Bank (ONB).

In June 1996, Sumter National Bank (SNB) and in July 1998, Florence National Bank (FNB) commenced operations in Sumter and Florence, South Carolina, respectively, following approval by the Comptroller of the Currency and other regulators. Upon completion of their organization, the common stock of SNB and FNB was acquired by the Corporation.

The Banks operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies and provide a variety of financial services to individuals and small to medium size businesses through their offices in South Carolina. The primary deposit products are checking, savings and term certificate accounts and the primary lending products are consumer, commercial and mortgage loans.

In November 2001 the Corporation acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company. The Corporation issued 95,454 shares of its common stock in exchange for 100% of the common stock of Resource. The transaction was accounted for as a purchase. The subsidiary was renamed Community Resource Mortgage Inc. (CRM).

Also in November 2001 the Corporation entered into an agreement to acquire the common stock of Ridgeway Bancshares Inc., the holding company for the Bank of Ridgeway. The Corporation agreed to issue 1,000,000 shares of its stock and to pay $4,000,000 cash in exchange for 100% of the stock of Ridgeway. The transaction must be approved by two-thirds of the shareholders of both companies, as well as various regulators. The Corporation anticipates completion of the transaction by July 1, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Corporation (the Parent Holding Company) and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the related deferred tax asset.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Corporation's activities are with customers located within South Carolina. Note 4 discusses the types of securities the Corporation purchases. Note 5 discusses the types of lending that the Corporation engages in. The Banks grant agribusiness, commercial, consumer and residential loans to customers throughout the State of South Carolina. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economies of Florence, Orangeburg and Sumter Counties, South Carolina and the surrounding areas. The mortgage company originates and sells loans into the secondary market; it generally does not maintain loans for its own portfolio.

ORGANIZATION, STOCK OFFERING AND PREOPENING COSTS:

Preopening costs associated with the organization of the Banks were expensed as incurred while stock issuance costs were charged to common stock as incurred.

CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "Federal funds sold", all of which mature within ninety days.

INTEREST-BEARING DEPOSITS WITH BANKS:

Interest-bearing deposits with banks generally mature within one year and are carried at cost.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

SECURITIES:

Securities that management has both the ability and positive intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, increase in regulatory capital, or other similar factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of securities available for sale are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

LOAN SALES:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Gains and losses, if any, on the sale of such loans are determined using the specific identification method. All fees and other income from these activities are recognized in income when loan sales are completed.

The Corporation's mortgage subsidiary, Community Resource Mortgage, Inc., engages in the origination and sale of residential mortgage loans. Virtually all the loans they originate are sold into the secondary market within thirty days. Accordingly, fees and costs associated with this process are recognized when received or incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

LOANS RECEIVABLE:

The Corporation grants mortgage, commercial and consumer loans to customers. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in its service areas. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well collateralized and in process of collection. Residential real estate loans are typically placed on nonaccrual at the time the loan is 120 days delinquent. Unsecured personal credit lines and certain consumer finance loans are typically charged off no later than the time the loan is 180 days delinquent.

Other consumer loans are charged off at the time the loan is 120 days delinquent. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established through a provision for loan losses charged against earnings as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management of each Bank reviews its allowance for loan losses in three broad categories: commercial and industrial, loans secured by real estate, and loans to individuals, and assigns an estimated percentage factor to each in the determination of the estimate of the allowance for loan losses. Where the Banks' internal and external loan review programs identify loans that are subject to specific weaknesses such loans are reviewed for a specific loan loss allowance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

ALLOWANCE FOR LOAN LOSSES (CONTINUED):

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the known circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

STOCK-BASED COMPENSATION:

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees", whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

FORECLOSED ASSETS:

Foreclosed assets, which are recorded in other assets, include properties acquired through foreclosure or in full or partial satisfaction of the related loan and are held for sale.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

FORECLOSED ASSETS (CONTINUED):

Foreclosed assets are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives generally used in providing for depreciation are as follows:

Building	40 years
Building components	5-30 years
Vault doors, safe deposit boxes, night depository, etc.	40 years
Furniture, fixtures and equipment	5-25 years

INCOME TAXES:

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision (benefit) for income taxes of each subsidiary is recorded as if each subsidiary filed a separate return.

ADVERTISING COSTS:

The cost of advertising is expensed as incurred.

FINANCIAL INSTRUMENTS:

In the ordinary course of business the Banks enter into commitments to extend credit and grant standby letters of credit. Such off-balance-sheet financial instruments are recorded in the consolidated financial statements when they are funded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

SEGMENTS:

Community Bankshares, Inc. through its banking subsidiaries, ONB, SNB, and FNB, and its mortgage subsidiary, CRM, provides a broad range of financial services to individuals and companies in South Carolina. These services include demand, time, and savings deposits; lending services; ATM processing; and similar financial services. While the Corporation's decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, the subsidiary operations are not considered by management to comprise more than one reportable operating segment.

COMPREHENSIVE INCOME:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Currently, the Corporation's only component of Comprehensive Income (Loss) is its unrealized gains (losses) on securities available for sale.

RECENT ACCOUNTING PRONOUNCEMENTS:

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 140) which replaces SFAS 125. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures regarding these activities. SFAS 140 is effective for transfers and servicing of financial assets or extinguishment of liabilities that occur after March 31, 2001. SFAS 140 was adopted by the Corporation with no resulting material effect on its financial condition or operating results.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). SFAS 141 supercedes APB Opinion Number 16, "Business Combinations". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations in the scope of SFAS 141 be accounted for using the purchase method of accounting. SFAS 141 is effective for business combinations initiated after June 30, 2001. SFAS 141 was adopted by the Corporation and was applied to the acquisition of Community Resource Mortgage, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED):

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill and other intangible assets that have indefinite lives are to no longer be amortized unless there is an impairment. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Management expects that adoption of this standard will not have a material effect on the financial statements for 2002.

Also in July 2001, the Financial Accounting Standards Board issued SFAS 143, *Accounting for Asset Retirement Obligations.* SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. SFAS 143, if applicable, will be adopted by the Corporation upon its required effective date, for its fiscal year ended December 31, 2002. Management expects that adoption of this standard will not have a material effect on the financial statements for 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, *Accounting for the Impairment or Disposition of Long-Lived Assets.* SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discounted operations to include primarily all disposal transactions. It further establishes criteria to determine when a long-lived asset is held for sale and establishes measurement criteria at the asset's or group of assets' lower of unamortized cost or fair value at the date the asset is reclassified as held and used. SFAS 144, if applicable, will be adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002. Management expects that adoption of this standard will not have a material effect on the financial statements for 2002.

OTHER:

Certain amounts previously reported in the statements have been reclassified to conform to the current year's presentation and disclosure requirements. These reclassifications had no effect on net income.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

The Banks are required to maintain average reserve balances with the Federal Reserve or in available cash. The average daily reserve balance requirements at December 31, 2001 were approximately $1.9 million.

At December 31, 2001, the Corporation had cash balances with correspondent banks totaling approximately $286,000, all but $36,000 of which were fully insured by the FDIC.

NOTE 4 - SECURITIES:

Securities held to maturity consist of the following (in thousands of dollars):

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$ 500	$ -	$ -	$ 500

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$ 12,371	$ 1	$ (155)	$ 12,217

Securities available for sale consist of the following (in thousands of dollars):

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$ 40,437	$ 150	$ (172)	$ 40,415
State and local government	802	9	-	811
Federal Home Loan stock	1,396	-	-	1,396
Federal Reserve stock	408	-	-	408
Equity securities	177	-	-	177
Total	43,220	159	(172)	43,207

NOTE 4 - SECURITIES (CONTINUED):

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and federal agencies	$ 38,599	$ 21	$ (216)	$ 38,404
State and local government	814	1	(5)	810
Federal Home Loan stock	1,396	-	-	1,396
Federal Reserve stock	408	-	-	408
Equity securities	177	-	-	177
Total	41,394	22	(221)	41,195

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity are detailed below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	HELD-TO-MATURITY		AVAILABLE-FOR-SALE	
(In thousands of dollars)	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Within one year	$ -	$ -	$ -	$ -
Over one year through five years	500	500	40,794	40,781
After five years through ten years	-	-	445	445
Subtotal	500	500	41,239	41,226
Equities	-	-	1,981	1,981
Total	500	500	43,220	43,207

NOTE 4 - INVESTMENT SECURITIES (CONTINUED):

The following is a summary of maturities and weighted average yields of securities held to maturity and securities available for sale as of December 31, 2001 (in thousands of dollars):

	After one year but within five years		After five years but within ten years		Over ten years		Total	
Securities held to maturity:								
Federal agency obligations	$ 500	3.50%	$ -	0.00%	$ -	0.00%	$ 500	3.50%
Total held to maturity	500	3.50%	-	0.00%	-	0.00%	500	3.50%
Securities available for sale:								
Federal agency obligations	40,163	4.30%	252	5.46%	-	0.00%	40,415	4.31%
State and local governments	618	5.35%	193	6.53%	-	0.00%	811	5.63%
Equities	-	0.00%	-	0.00%	1,981	7.14%	1,981	7.14%
Total available for sale	40,781	4.32%	445	5.92%	1,981	7.14%	43,207	4.46%
Total for portfolio	41,281	4.31%	445	5.92%	1,981	7.14%	43,707	4.45%

Yields on tax exempt obligations have been computed on a tax equivalent basis using the maximum federal tax rate of 34%.
No investments matured within one year.

The Banks, as members of the Federal Home Loan Bank ("FHLB") of Atlanta, are required to own capital stock in the FHLB of Atlanta based generally upon their balances of residential mortgage loans and FHLB advances. FHLB capital stock owned by ONB and SNB is pledged as collateral on FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

All equity securities including investments in the FHLB stock and Federal Reserve Bank stock (as required of the respective banks) have no contractual maturity and are classified in the maturity category of over ten years.

At December 31, 2001 and 2000, investment securities with a carrying value of $29,167,000 and $19,282,000, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required and permitted by law. At December 31, 2001 and 2000, the carrying amount of securities pledged to secure repurchase agreements was approximately $6,108,000 and $10,051,000, respectively.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 2001 and 2000 (in thousands of dollars):

	2001	2000
Commercial, financial and agricultural	$ 56,515	$ 52,264
Real estate - construction	19,557	15,389
Real estate - mortgage	127,002	98,154
Installment loans to individuals	26,831	29,270
Total loans - gross	229,905	195,077

The loan portfolio included fixed rate and adjustable rate loans totaling $145,540,000 and $84,365,000, respectively, at December 31, 2001.

Total overdrawn demand deposits totaling $1,304,000 and $864,000 have been reclassified as loan balances at December 31, 2001 and 2000, respectively.

Gross proceeds on mortgage loans originated for resale were approximately $34,915,000, $5,868,000, and $9,963,000 for the years ended December 31, 2001, 2000, and 1999, respectively. The Bank sold all of these loans at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $10,367,000 at December 31, 2001, and $7,299,000 at December 31, 2000. A total of $9,145,000 in loans were made or added, while a total of $6,077,000 were repaid or deducted during 2001. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers also result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

NOTE 5 - LOANS RECEIVABLE (CONTINUED):

Changes in the allowance for loan losses and related ratios for the years ended December 31, 2001, 2000, and 1999, were as follows (in thousands of dollars):

	2001	2000	1999
Average amount of loans outstanding	$ 211,901	$ 179,654	$ 139,215
Allowance for loan losses - January 1	$ 2,424	$ 1,936	$ 1,459
Loan charge-offs:			
Real estate	9	78	-
Installment	202	116	95
Credit cards and related plans	9	9	5
Commercial and other	87	33	80
Total charge-offs	307	236	180
Recoveries:			
Real estate	-	3	-
Installment	33	25	17
Credit cards and related plans	2	2	3
Commercial	-	6	25
Total recoveries	35	36	45
Net charge-offs	272	200	135
Provision for loan losses (1)	678	688	612
Allowance for loan losses at end of year	2,830	2,424	1,936
Ratios			
Net charge-offs to average loans outstanding	0.13%	0.11%	0.10%
Net charge-offs to loans outstanding at end of year	0.12%	0.10%	0.09%
Allowance for loan losses to average loans	1.34%	1.35%	1.39%
Allowance for loan losses to total loans at end of year	1.23%	1.24%	1.23%
Net charge-offs to allowance for loan losses	9.61%	8.25%	6.97%
Net charge-offs to provision for loan losses	40.12%	29.07%	22.06%

(1) Provision expense includes $28,000 acquired with purchase of CRM on November 1, 2001.

NOTE 5 - LOANS RECEIVABLE (CONTINUED):

The following is a summary of information pertaining to impaired loans:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(In thousands)	
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	281	238
Total impaired loans	281	238
Valuation allowance related to impaired loans	$ 42	$ 36

	Years Ended December 31, 2001	2000	1999
		(In thousands)	
Average investment in impaired loans	$ 260	$ 331	$ 53
Interest income recognized on impaired loans	$ -	$ -	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -	$ -

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual, past due loans, and other real estate owned at December 31, 2001 and 2000, were as follows (in thousands of dollars):

	2001	2000
Nonaccrual loans	$ 281	$ 238
Accruing loans 90 days or more past due	17	93
Total	298	331
Total as a percentage of outstanding loans	0.13%	0.17%
Other real estate owned	$ 267	$ -

Gross interest income that would have been recorded for the years ended December 31, 2001, 2000, and 1999 if nonaccrual loans had been performing in accordance with their original terms was approximately $7,000, $33,000, and $2,000, respectively.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2001 and 2000, consist of the following (in thousands of dollars):

	2001	2000
Land	$ 867	$ 761
Building and components	3,454	2,821
Furniture, fixtures and equipment	3,576	3,055
Total	7,897	6,637
Less, accumulated depreciation	2,720	2,226
Premises and equipment - net	5,177	4,411

Depreciation expense was approximately $467,000, $478,000, and $462,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

The FNB office building was built on leased land. The land is being leased under a noncancellable operating lease for an initial term of ten years. The lease terms provide for two ten year renewal options and a third renewal of two years. FNB is responsible for property taxes and improvements. The annual basic rent in lease years one through five is $48,000 and in years six through ten $53,000.

Rent expense totaled $48,000, $48,000, and $50,000 in 2001, 2000, and 1999, respectively.

At the balance sheet date SNB was constructing a branch office on West Liberty Street in Sumter, SC. The building was completed in January 2002. The building is approximately 3,600 square feet and cost approximately $705,000. The land, approximately one acre, is being leased under a noncancellable operating lease for an initial term of twenty years. The lease terms provide for four five-year renewal options after the initial term. SNB is responsible for property taxes and improvements. The annual basic rent in lease years one through five is $35,000; in years six through ten $36,000; in years eleven through fifteen $38,000; and in years sixteen through twenty $40,000.

Rent expense, which began in October, totaled $9,000 in 2001.

CRM rents all three of its current locations. Rent expense for November and December 2001 totaled $10,000.

NOTE 7 - DEPOSITS:

At December 31, 2001, the scheduled maturities of time deposits greater than $100,000 are as follows (in thousands of dollars):

Maturing in	
2002	$ 46,642
2003	3,556
2004	278
2005	797
2006	-
Thereafter	101
Total	51,374

Deposits of directors and officers totaled approximately $3,913,000 and $3,825,000 at December 31, 2001 and 2000, respectively.

NOTE 8 - OTHER BORROWED FUNDS:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation monitors the fair value of the underlying securities on a daily basis and it is the Banks' policy to maintain a collateral value greater than the principal and accrued interest of the transaction. All securities underlying these agreements are institution-owned securities.

Information concerning securities sold under agreements to repurchase is summarized as follows (in thousands of dollars):

	2001	2000
Outstanding at year-end	$ 4,171	$ 9,352
Interest rate at year-end	2.08%	5.01%
Interest expense	$ 237	$ 146,778
Maximum month-end balance during the year	$ 10,976	$ 9,532
Average amount outstanding during the year	$ 7,533	$ 4,501
Weighted average interest rate during the year	3.15%	4.84%

At December 31, 2001 and 2000 there were no federal funds purchased.

NOTE 8 - OTHER BORROWED FUNDS (CONTINUED):

Lines of credit payable represent warehouse lines funding loan production for CRM. At year end these balances totaled $9,028,000. Of this amount, $8,324,000 was borrowed from BB&T at the one month LIBOR rate plus 1.95%. The BB&T line expires in October 2002. The lines are secured with the value of the underlying mortgages and the guarantee of the Corporation to a maximum of $9 million. The remaining lines are priced at prime plus 1.5% to 2% and are being phased out in favor of the BB&T line. The operations of CRM are included for only the two month period ended December 31, 2001, and accordingly the average balance of the lines are small and included with the above reported table.

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

The Banks are members of the Federal Home Loan Bank of Atlanta and as such, have access to long-term borrowing. The collateral for any such borrowings consist of blanket liens on ONB's and SNB's one-to-four family residential loans and all the banks' stock in the Federal Home Loan Bank. Portions of FNB's investment portfolio are also collateral for advances. Borrowings during 2001 and 2000 are summarized as follows (in thousands of dollars):

	2001	2000
Outstanding at year-end	$ 20,280	$ 20,350
Interest rate at year-end	5.54%	6.04%
Maximum amount outstanding at any month-end	$ 20,350	$ 20,350
Average amount outstanding during the year	$ 19,899	$ 19,385
Weighted average interest rate during the year	5.77%	6.01%

Required principal reductions are as follows (in thousands of dollars):

YEAR ENDING:	
2002	$ -
2003	-
2004	-
2005	1,580
2006	500
Thereafter	18,200
Total	20,280

NOTE 10 - COMMON STOCK:

The Corporation repurchased 49,455 shares of its common stock from the Corporation's former chief executive officer in January 1999. The repurchase price per share was at the then market price of $12.74 and totaled approximately $630,000.

NOTE 10 - COMMON STOCK (CONTINUED):

The Corporation declared a five percent stock dividend in January 2000. The average number of common shares outstanding and all earnings per common share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect for the stock dividend.

The Corporation issued 95,454 shares of its common stock in November 2001 in exchange for 100% of the common stock of Resource Mortgage, Inc. The shares were valued at the then market price of $13.00 and totaled approximately $1.2 million.

Under the Corporation's Dividend Reinvestment Plan, shareholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock.

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES:

At December 31, 2001, 485,600 common shares were reserved for issuance pursuant to an employee stock option plan and 630,000 common shares were reserved for issuance pursuant to the dividend reinvestment and additional stock purchase plan.

During 2001 the Corporation amended its 1997 Stock Option Plan to increase by 200,000 shares the number of shares reserved for issuance upon exercise of options and to permit participation in the plan by non-employee directors. Under the Plan, as amended, up to 485,600 shares of common stock were authorized to be granted to selected officers, other employees, and non-employee directors of the Corporation and/or its subsidiaries pursuant to exercise of incentive and nonqualified stock options. Of such shares, 290,050 were reserved for issuance pursuant to exercise of incentive stock options and 195,550 were reserved for issuance pursuant to exercise of nonqualified stock options.

The exercise price of any incentive option granted is equal to the fair value of the common stock on the date the option is granted. Nonqualified options can be issued for less than fair value; however, the Corporation has not elected to issue these options for less than fair value at the date of the grant. The options are vested upon issuance, but may be exercised no earlier than one year after issuance.

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES (CONTINUED):

A summary of the status of the Corporation's 1997 pre-amended stock option plan is presented below:

	2001		2000		1999	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Fixed options:						
Outstanding at beginning of year	61,320	$7.60	63,840	$7.60	75,390	$7.60
Granted	-	-	-	-	-	-
Exercised	(5,040)	7.60	(2,520)	7.60	(10,710)	7.60
Forfeited	(1,680)	7.60	-	-	(840)	7.60
Outstanding at end of year	54,600	7.60	61,320	7.60	63,840	7.60
Options exercisable at year-end	54,600	7.60	61,320	7.60	63,840	7.60

A summary of the status of the Corporation's 1997 stock option plan, as amended in 1999, is presented below:

	2001		2000	
	Shares	Exercise Price	Shares	Exercise Price
Fixed options:				
Outstanding at beginning of year	157,920	$12.83	161,700	$12.83
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(3,255)	12.83	(3,780)	12.83
Outstanding at end of year	154,665	12.83	157,920	12.83
Options exercisable at year end	154,665	$12.83	157,920	$12.83

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES (CONTINUED):

A summary of the status of the Corporation's 1997 stock option plan, as amended in 2001, is presented below:

	2001		2000	
	Shares	Exercise Price	Shares	Exercise Price
Fixed options:				
Outstanding at beginning of year	-	$ -	-	$ -
Granted	191,400	11.00	-	-
Exercised	-	-	-	-
Forfeited	(1,500)	-	-	-
Outstanding at end of year	189,900	11.00	-	-
Options exercisable at year end	-	$ -	-	$ -
Weighted average fair value of options granted during the year	-	$ 3.04	-	$ -

Information pertaining to options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.60-$12.83	399,165	7.8	$11.24	209,265	$11.47

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 2001
Dividend yield	2.15%
Expected life	10 years
Expected volatility	18%
Risk free interest rate	5.032%

The Corporation applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES (CONTINUED):

	Year Ended December 31 (In thousands, except per share data)		
	2001	2000	1999
Net income - as reported	$ 3,908	$ -	$ 2,182
Net income - pro forma	3,326	-	1,678
Basic earnings per share - as reported	1.21	-	.68
Basic earnings per share - pro forma	1.02	-	.53
Diluted earnings per share - as reported	1.20	-	.68
Diluted earnings per share - pro forma	1.02	-	.52

No options were granted in 2000.

NOTE 12 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The 2001, 2000, and 1999 provision for income taxes consists of the following (in thousands of dollars):

	2001	2000	1999
Current tax provision:			
Federal	$ 2,177	$ 1,801	$ 1,065
South Carolina	119	154	85
Deferred tax benefit	(140)	(148)	(101)
Total	2,156	1,807	1,049

The provision for income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following summary (in thousands of dollars):

	2001	2000	1999
Income tax at statutory rate on income before income taxes	$ 2,062	$ 1,684	$ 1,099
Increase (decrease) resulting from:			
Exercise of certain stock options	-	-	(89)
South Carolina bank tax, net of federal tax benefit	164	147	96
Tax exempt interest	(16)	(17)	(19)
Amortization of organization costs	(16)	(24)	(24)
Other	(38)	17	(14)
Provision for income taxes	2,156	1,807	1,049

NOTE 12 - INCOME TAXES (CONTINUED):

Temporary differences, which give rise to deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows (in thousands of dollars):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 908	$ 778
Net unrealized losses on securities available for sale	4	69
Preopening costs	20	39
State tax net operating loss carry forward	43	58
Other	-	-
Total deferred tax assets	975	944
Deferred tax liabilities:		
Depreciation	105	120
Accretion	-	4
Total deferred tax liabilities	105	124
Net deferred tax asset before valuation allowance	870	820
Less, valuation allowance	-	(25)
Net deferred tax asset	870	795

At December 31, 2001, the Corporation and FNB had net operating loss (NOL) carryforwards for state income tax purposes of approximately $899,000 available to offset future state taxable income. The NOL carryforwards expire in the years 2007 through 2016. Beginning with the current year the Corporation has filed a consolidated state income tax return with CRM, thus allowing the Corporation to reverse the valuation allowance of its' separate state NOL carryfoward. For the prior year the valuation allowance represented management's estimate of the state NOL carryforwards that would not have been realized based on then available information. Each of the Corporation's banking subsidiaries files a separate state bank income tax return.

NOTE 13 - EMPLOYEE BENEFIT PLANS:

The Corporation provides a defined contribution plan with an Internal Revenue Code Section 401(k) provision. All employees who have completed 500 hours of service during a six-month period and have attained age 21 may participate in the plan.

NOTE 13 - EMPLOYEE BENEFIT PLANS (CONTINUED):

A participant may elect to make tax deferred contributions up to a maximum of 12% of eligible compensation. The Corporation will make matching contributions on behalf of each participant in the amount of 100% of the elective deferral, not exceeding 3% of the participant's compensation. The Corporation may also make nonelective contributions determined at the discretion of the Board of Directors.

The Corporation's contributions for 401(k) related profit sharing for the years ended December 31, 2001, 2000, and 1999 totaled approximately $146,000, $119,000, and $122,000, respectively. Beginning in 2001 the senior officers of the company are no longer included in this profit sharing program.

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES:

The Banks are parties to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Banks' exposure to credit loss is represented by the contractual amount of these commitments. The Banks use the same credit policies in making commitments as they do for on-balance-sheet instruments.

At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2001	2000
	(In thousands)	
Commitments to grant loans	$ 11,596	$ 12,822
Unfunded commitments under lines of credit	18,342	12,115
Standby letters of credit	2,877	3,426

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include personal residences, accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES (CONTINUED):

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks generally hold collateral supporting those commitments if deemed necessary.

To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Banks' credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

NOTE 15 - EARNINGS PER COMMON SHARE:

Basic earnings per common share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Years Ended December 31,		
	2001	2000 (In thousands)	1999
Net income	$ 3,908	$ 3,147	$ 2,182
Average number of common shares outstanding	3,217,902	3,194,129	3,189,235
Effect of dilutive options	28,576	21,403	25,888
Average number of common shares outstanding used to calculate diluted earnings per common share	3,246,478	3,215,532	3,215,123

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS):

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Unrealized holding gains (losses) on available for sale securities	$ 225	$ 594	$ (855)
Less: Reclassification adjustment for gains (losses) realized in income	(31)	-	-
Net unrealized gains (losses)	194	594	(855)
Tax effect	(70)	(214)	308
Net-of-tax amount	124	380	(547)

NOTE 17 - CREDIT RISK CONCENTRATIONS

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

The Banks regularly monitor various segments of their credit risk portfolio to assess potential concentration risks and to obtain collateral when considered necessary.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

Interest-bearing deposits with banks. The carrying amounts of interest-bearing deposits with banks approximate their fair values.

Securities available for sale and held to maturity. Fair values for securities, excluding Federal Home Loan Bank and Federal Reserve Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank and Federal Reserve Bank. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

Loans held for sale. The carrying amounts approximate their fair values.

Loans receivable. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings. The carrying amounts of federal funds purchased and borrowings under repurchase agreements approximate their fair values.

Federal Home Loan Bank advances. The fair values of the Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest. The carrying amounts of accrued interest approximate fair value.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

Off-balance-sheet instruments. Fair values for off-balance-sheet credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments at December 31, 2001 and 2000, are as follows (in thousands of dollars):

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:				
Cash and cash equivalents	$ 25,649	$ 25,649	$ 18,339	$ 18,339
Interest-bearing deposits with banks	2,376	2,376	594	594
Investment securities	43,707	43,707	53,566	53,412
Loans held for sale	10,265	10,265	343	343
Loans receivable	227,075	228,915	192,653	197,811
Accrued interest receivable	1,762	1,762	2,330	2,330
Financial liabilities:				
Deposits	$ 255,433	$ 256,952	$ 218,811	$ 218,584
Federal funds purchased and securities sold under agreements to repurchase	4,171	4,175	9,352	9,352
Federal Home Loan Bank advances	20,280	19,656	20,350	20,309
Notes payable	9,028	9,028	-	-
Accrued interest payable	946	946	1,224	1,224
Off-balance-sheet credit related financial instruments:				
Commitments to extend credit	11,596	11,596	12,822	12,822
Unfunded commitments under lines of credit	18,342	18,342	12,115	12,115
Standby letters of credit	2,877	2,877	3,426	3,426

NOTE 19 - CONTINGENCIES:

CLAIMS AND LAWSUITS:

The Corporation is subject at times to claims and lawsuits arising out of the normal course of business. As of December 31, 2001, no claims or lawsuits were pending which, in the opinion of management would have a material effect on the Corporation's consolidated financial statements.

NOTE 20 - REGULATORY MATTERS:

The Banks, as national banks, are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, at December 31, 2001, that the Banks could declare, without the approval of the Comptroller of the Currency, amounted to approximately $5,936,000. In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may lend to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances totaled approximately $4,817,000 at December 31, 2001.

Also under Federal Reserve regulation, the Banks are limited as to the amount they may loan any non-depository affiliate, such as CRM. Such loans are subject to the requirements of section 23A of the Federal Reserve Act and in general are limited to not more than 10% of capital and must have at least 120% collateral to loan amount.

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2001, for ONB, for SNB and for FNB, the most recent notifications from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notifications that management believes have changed the Banks' categories. The Corporation's and the Banks' actual capital amounts and ratios are also presented in the following table (in thousands of dollars).

NOTE 20 - REGULATORY MATTERS (CONTINUED):

	ACTUAL		MINIMUM REQUIRED FOR CAPITAL ADEQUACY PURPOSES		MINIMUM REQUIRED TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
At December 31, 2001:						
Tier I Capital (to Average Assets):						
Consolidated	$ 26,633	7.9%	$ 13,498	4.0%	$ 16,872	5.0%
ONB	13,270	7.9%	6,760	4.0%	8,450	5.0%
SNB	6,736	7.6%	3,550	4.0%	4,438	5.0%
FNB	4,087	8.8%	1,854	4.0%	2,319	5.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	26,633	11.4%	9,383	4.0%	14,074	6.0%
ONB	13,270	11.6%	4,568	4.0%	6,852	6.0%
SNB	6,736	8.9%	3,023	4.0%	4,534	6.0%
FNB	4,087	10.4%	1,573	4.0%	2,359	6.0%
Total Capital (to Risk Weighted Assets):						
Consolidated	29,368	12.5%	18,766	8.0%	23,457	10.0%
ONB	14,698	12.9%	9,136	8.0%	11,420	10.0%
SNB	7,638	10.1%	6,045	8.0%	7,556	10.0%
FNB	4,492	11.4%	3,145	8.0%	3,932	10.0%
At December 31, 2000:						
Tier I Capital (to Average Assets):						
Consolidated	$ 21,709	8.2%	$ 10,672	4.0%	$ 13,340	5.0%
ONB	11,883	7.7%	6,173	4.0%	7,716	5.0%
SNB	5,893	8.1%	2,910	4.0%	3,638	5.0%
FNB	3,933	9.9%	1,589	4.0%	1,986	5.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	21,709	11.1%	7,776	4.0%	11,663	6.0%
ONB	11,833	11.9%	3,978	4.0%	5,966	6.0%
SNB	5,893	9.7%	2,430	4.0%	3,645	6.0%
FNB	3,933	11.5%	1,368	4.0%	2,052	6.0%
Total Capital (to Risk Weighted Assets):						
Consolidated	24,000	12.3%	15,560	8.0%	19,449	10.0%
ONB	13,132	13.2%	7,959	8.0%	9,949	10.0%
SNB	6,628	10.9%	4,865	8.0%	6,081	10.0%
FNB	4,240	12.4%	2,736	8.0%	3,419	10.0%

NOTE 21 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only) (in thousands of dollars):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

	... DECEMBER 31, ...	
	2001	2000
Balance Sheets:		
Assets:		
Cash	$ 1,399	$ 1,194
Investment in subsidiaries	24,598	21,578
Securities available for sale, at fair value	50	50
Premises and equipment (net of accumulated depreciation of $620 in 2001 and $520 in 2000)	403	235
Goodwill	921	-
Other assets	294	138
Total assets	27,665	23,195
Liabilities and shareholders' equity:		
Other liabilities	$ 118	$ 56
Shareholders' equity	27,547	23,139
Total liabilities and shareholders' equity	27,665	23,195

	..... YEAR ENDED DECEMBER 31, ...		
	2001	2000	1999
Statements of Income:			
Income:			
Management fees assessed subsidiaries	$ 1,440	$ 1,352	$ 1,176
Dividends from subsidiaries	1,460	1,027	872
Interest	79	67	61
Total	2,979	2,446	2,109
Expenses:			
Salaries and employee benefits	976	842	796
Premises and equipment	278	272	260
Supplies	69	61	59
Director fees	22	22	22
Other general expenses	314	276	281
Total	1,659	1,473	1,418
Income before income tax (provision) benefit and equity in undistributed earnings of subsidiaries	1,320	973	691
Applicable income tax (provision) benefit	53	(28)	60
Equity in undistributed earnings of subsidiaries	2,535	2,202	1,431
Net income	3,908	3,147	2,182

NOTE 21 - CONDENSED FINANCIAL STATEMENTS (CONTINUED):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY) (CONTINUED):

	..... YEAR ENDED DECEMBER 31, ...		
	2001	2000	1999
Statements of Cash Flows:			
Cash flows from operating activities:			
Net income	$ 3,908	$ 3,147	$ 2,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	103	107	107
Decrease (increase) in other assets	(156)	28	(38)
Increase (decrease) in other liabilities	62	6	(90)
Equity in undistributed earnings of subsidiaries	(2,535)	(2,202)	(1,431)
Net cash provided by operating activities	1,382	1,086	730
Cash flows from investing activities:			
Investment in SNB	-	(250)	(500)
Costs associated with acquisition of CRM	(43)	-	-
Purchase of premises and equipment	(269)	(50)	(70)
Net cash used by investing activities	(312)	(300)	(570)
Cash flows from financing activities:			
Repurchase of stock	-	-	(630)
Common stock issued - stock options	39	22	189
Stock issuance cost	-	(10)	-
Cash dividends paid	(904)	(645)	(608)
Net cash used by financing activities	(865)	(633)	(1,049)
Net increase (decrease) in cash	204	153	(889)
Cash at beginning of year	1,194	1,041	1,930
Cash at end of year	1,399	1,194	1,041
Supplemental disclosures of cash flow information:			
Cash payments for income taxes	$ 2,043	$ 1,780	$ 1,214
Supplemental schedule of non-cash investing activities:			
Transfer from retained earnings to common stock outstanding for the market value of the 5% stock dividend	$ -	$ 1,709	$ -
Fair value of shares issued for purchase of Community Resource Mortgage, Inc.	$ 1,241	$ -	$ -

NOTE 22 - ACQUISITION:

RESOURCE MORTGAGE INC.:

On November 1, 2001 the Corporation acquired 100% of the common stock of Resource Mortgage Inc., which was renamed Community Resource Mortgage, Inc. (CRM). The results of CRM's operations have been included in the consolidated financial statements since that date. CRM is a mortgage company with offices located in Columbia, Anderson and Sumter, South Carolina. As a result of the acquisition the Corporation expects to be able to provide a greater variety of one to four family mortgage products than it was previously able to provide.

The aggregate purchase price was $1.2 million, which was comprised of 95,454 shares of CBI common stock. One-third of the shares were issued at the consummation of the transaction. The remainder are being held in escrow pending the attainment of certain financial goals. The value of the 95,454 shares was determined based on the average market price of the Corporation's common stock for the two day period before and after the announcement of the acquisition. Based on the operating results for the year ended December 31, 2001 in March 2002, 47,727 additional shares were distributed to the former shareholders of Resource Mortgage, Inc.

The following table summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of the acquisition.

At November 1, 2001 (thousands of dollars)	
Current assets	$ 582
Property, plant and equipment	69
Mortgages receivable	10,395
Other assets	46
Goodwill	879
Total assets acquired	11,971
Liabilities acquired	(10,730)
Net assets acquired	1,241

Subsequent to the acquisition date CBI recognized an additional $42,000 in costs directly associated with the purchase of CRM. Accordingly, the balance in goodwill at December 31, 2001 is $921,000.

NOTE 22 - ACQUISITION (CONTINUED):

RIDGEWAY BANCSHARES INC. (PROPOSED):

On November 21, 2001 the Corporation entered into an agreement to acquire 100% of the common stock of Ridgeway Bancshares Inc., the parent company of the Bank of Ridgeway. The Corporation agreed to issue 1,000,000 shares of common stock and pay $4,000,000 cash, in exchange for 100% of the common stock of Ridgeway Bancshares, Inc. Shareholder and regulatory approval must be obtained for the acquisition. The Corporation anticipates completion of the transaction on July 1, 2002.

At year end 2001 Ridgeway Bancshares, Inc. was approximately $79 million in total assets, with equity of $8.7 million and earned net income of $1 million.

NOTE 23 - GOODWILL:

At December 31, 2001 the Corporation had total goodwill of $921,000 associated entirely with the current year acquisition of Community Resource Mortgage Inc.

NOTE 24 - QUARTERLY DATA (UNAUDITED):

	YEARS ENDED DECEMBER 31, 2001				2000			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
	(In thousands, except per share data)							
Interest and dividend income	$ 5,001	$ 5,261	$ 5,389	$ 5,550	$ 5,557	$ 5,273	$ 4,888	$ 4,583
Interest expense	(2,187)	(2,491)	(2,737)	(2,846)	(2,856)	(2,625)	(2,329)	(2,165)
Net interest income	2,814	2,770	2,652	2,704	2,701	2,648	2,559	2,418
Provision for loan losses	(193)	(180)	(135)	(142)	(198)	(152)	(158)	(180)
Net interest income after provision for loan losses	2,621	2,590	2,517	2,562	2,503	2,496	2,401	2,238
Noninterest income	1,597	744	692	551	519	464	448	437
Noninterest expenses	(2,488)	(1,833)	(1,777)	(1,712)	(1,700)	(1,625)	(1,627)	(1,600)
Income before income taxes	1,730	1,501	1,432	1,401	1,322	1,335	1,222	1,075
Provision for income taxes	(615)	(539)	(502)	(500)	(517)	(470)	(439)	(381)
Net income	1,115	962	930	901	805	865	783	694
Earnings per share								
Basic	$ 0.34	$ 0.30	$ 0.29	$ 0.28	$ 0.25	$ 0.27	$ 0.25	$ 0.22
Diluted	$ 0.33	$ 0.30	$ 0.29	$ 0.28	$ 0.24	$ 0.27	$ 0.25	$ 0.22

THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPANYING FINANCIAL STATEMENTS

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements with or changes in accountants.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information set forth under the caption "Management – Directors" and "Management - Executive Officers" and under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in conjunction with the 2002 Annual Meeting of Shareholders (the "Proxy Statement"), which will be filed within 120 days of the Corporation's fiscal year end, is incorporated herein by reference.

Item 11. Executive Compensation

With the exception of the information set forth under the captions "Board Report on Executive Officer Compensation" and "Shareholder Performance Graph", which is not incorporated herein by reference, the information set forth under the caption "Management Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Exhibits and Reports on Form 8-K

(a) (1) All financial statements:

Consolidated Balance Sheets, December 31, 2001 and 2000
Consolidated Statements of Income, Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Shareholders' Equity, Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows, Years Ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

(2) Financial statement schedules:

Quarterly Data for 2001 and 2000

(3)

Exhibit No. (from item 601 of S-K)	Description
2.1	Agreement and Plan of Merger between Registrant and Ridgeway Bancshares, Inc. (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
3.1	Articles of Incorporation, as amended (incorporated by reference to exhibits filed in the Registrant's Form 10-QSB filed September 30, 1997).
3.2	Bylaws, as amended (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 33-55314).
4	Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).
10.1	1997 Stock Option Plan (incorporated by reference to Registrant's Form S-8, filed June 22, 2001, Commission File No. 333-63598).
10.2	Lease for site of Florence National Bank (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 1999).
10.3	Change of Control Agreements between the Registrant and each of William W. Traynham, Michael A. Wolfe, William H. Nock and Jesse A. Nance (incorporated by reference to exhibits to Registrant's Form 10-QSB for the quarter ended June 30, 1999).
10.4	Loan Agreement, dated November 1, 2001, among Registrant, Resource Mortgage, Inc. and Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2001).
10.5	Guaranty, dated November 1, 2001, by Registrant of obligations of Resource Mortgage, Inc. to Branch Bank and Trust Company (incorporated by reference to exhibits filed in the Registrant's Form 10-Q for the quarter end September 30, 2001).
10.6	Employment Agreement between Community Resource Mortgage Inc. and A. Wade Douroux (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
10.7	Form of Employment Agreement between the Corporation and William A. Harwell (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).

21	Subsidiaries of the registrant (incorporated by reference to exhibits filed in the Registrant's Form S-4, Commission File No. 333-819000).
23	Consent of J. W. Hunt and Company, LLP

(b) Reports on Form 8-K. None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 25, 2002

By: s/E. J. Ayers, Jr.
Chief Executive Officer

By s/William W. Traynham, Jr.
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

s/ Alvis J. Bynum
Alvis J. Bynum, Director

s/ Martha Rose C. Carson
Martha Rose C. Carson, Director

s/ Anna O. Dantzler
Anna O. Dantzler, Director

s/ A. Wade Douroux
A. Wade Douroux, Director

s/J. M. Guthrie
J. M. Guthrie, Director

s/Richard L. Havekost
Richard L. Havekost, Director

s/ Phil P. Leventis
Phil P. Leventis, Director

s/Jess A. Nance
Jess A. Nance, Director

s/William H. Nock
William H. Nock, Director

s/ Samuel F. Reid, Jr.
Samuel F. Reid, Jr., Director

s/ J. Otto Warren, Jr.
J. Otto Warren, Jr., Director

____
Wm. Reynolds Williams, II, Director

s/ Michael A. Wolfe, II
Michael A. Wolfe, II, Director